March 16, 2018

File No. 812-14670

UNITED STATES OF AMERICA
BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

In the Matter of

ABERDEEN ASSET MANAGEMENT INC.

ABERDEEN ASSET MANAGEMENT ASIA LIMITED

ABERDEEN ASSET MANAGERS LIMITED

ABERDEEN FUNDS

ABERDEEN GREATER CHINA FUND, INC.

ABERDEEN INSTITUTIONAL COMMINGLED FUNDS, LLC

FOURTH AMENDED AND RESTATED APPLICATION

FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 17(b) OF THE INVESTMENT

COMPANY ACT OF 1940, AS AMENDED, THAT WOULD GRANT AN EXEMPTION

FROM SECTION 17(a)(1) and (2) OF THAT ACT, AND PURSUANT TO SECTION 17(d)

OF THAT ACT AND RULE 17d-1 UNDER THAT ACT, SOLELY TO THE EXTENT

NECESSARY TO PERMIT CERTAIN JOINT TRANSACTIONS

Please direct all communications regarding this Application to:	Copies to:

Lucia Sitar	Rose DiMartino
Aberdeen Asset	Willkie Farr & Gallagher LLP
Management Inc.	787 Seventh Avenue
1735 Market Street, 32nd Floor	New York, New York 10019
Philadelphia, PA 19130	212-728-8215
215-405-5770
William Farrar
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004-2498
212-558-4000

Aberdeen Asset Management Inc., a Delaware corporation (“AAMI”), Aberdeen Asset Managers Limited, a Scottish company (“AAML”),  Aberdeen Asset Management Asia Limited, a Singapore corporation (“AAMAL,” and together with AAMI and AAML, the  “Initial Advisers”), Aberdeen Funds, a Delaware statutory trust (the “Trust”), Aberdeen Greater China Fund, Inc., a Maryland corporation (“GCH”), and Aberdeen Institutional Commingled Funds, LLC (the “Commingled LLC”), a Delaware limited liability company, hereby submit this fourth amended and restated application (the “Application”) requesting an order (the “Order”) of the U.S. Securities and Exchange Commission (the “Commission”) pursuant to Sections 6(c) and 17(b) of the Investment Company Act of 1940, as amended (the “1940 Act”), that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions with respect to GCH and the Trust, including its series, and any other existing or future registered open-end or closed-end management investment companies or series thereof for which an Initial Adviser, or an Initial Adviser’s successor, or any person controlling, controlled by, or under common control with an Initial Adviser (an “Aberdeen Affiliate”)(1) acts as investment adviser or sub-adviser (2) (each such Initial Adviser or Aberdeen Affiliate acting as investment adviser or sub-adviser, an “Adviser”) (Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, each a series of the Trust, and GCH, are collectively referred to as the “Initial Funds” and any other existing or future series of the Trust and any other existing or future registered open-end or closed-end management investment company or series thereof that may rely on the requested relief in the future is a “Future Fund” or collectively the “Future Funds,” and the Initial Funds, Sub-Advised Funds and Future Funds are referred to in this Application collectively as the “Funds” or individually as a “Fund”.)(3) The Initial Advisers, the Trust, GCH and the Commingled LLC are referred to as the “Applicants” in this Application.

As described in this Application, the Funds desire to purchase and redeem limited liability company interests (“Interests”) of separately identified series of the Commingled LLC, a private fund that relies on the exemptions from the definition of “investment company” under the 1940 Act provided by Section 3(c)(7) thereof. AAMI serves as the managing member of the Commingled LLC.  The Commingled LLC will establish one or more separately identified series (the “Aberdeen China A Fund Series”) to invest in securities of Chinese companies, including, without limitation, class A Shares listed on People’s Republic of China (“PRC”) stock

(1)  For the purposes of the requested Order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

(2)  The following registered management investment companies or series of registered management investment companies are sub-advised by an Adviser and, to the Adviser’s knowledge, currently intend to rely on the requested relief, subject to approval by their respective primary investment advisers and boards of directors or trustees: First Trust/Aberdeen Emerging Opportunity Fund, Brighthouse/Aberdeen Emerging Markets Equity Portfolio, Emerging Markets Equity Portfolio, Thrivent Partner Emerging Markets Equity Fund, Thrivent Partner Worldwide Allocation Fund, Thrivent Partner Emerging Markets Equity Portfolio and Thrivent Partner Worldwide Allocation Portfolio (collectively, the “Initial Sub-Advised Funds,” and together with any other existing or future registered open-end or closed-end management investment company or series thereof that is sub-advised by an Adviser that may rely on the requested relief in the future, the “Sub-Advised Funds”). First Trust/Aberdeen Emerging Opportunity Fund is a closed-end investment company advised by First Trust Advisors L.P. and sub-advised by AAMI, and uses The Bank of New York Mellon as its administrator, fund accountant and custodian. Brighthouse/Aberdeen Emerging Markets Equity Portfolio,  a series of the Brighthouse Funds Trust I, is an open-end fund advised by Brighthouse Investment Advisers, LLC and sub-advised by AAML, and uses State Street Bank and Trust Company as its custodian and fund accountant. Emerging Markets Equity Portfolio, a series of Northwestern Mutual Series Fund, Inc., is an open-end fund advised by Mason Street Advisors, LLC and sub-advised by AAML, and uses Brown Brothers Harriman & Co. as its custodian. Thrivent Partner Emerging Markets Equity Fund and Thrivent Partner Worldwide Allocation Fund, series of Thrivent Mutual Funds, are each an open-end fund advised by Thrivent Asset Management, LLC and subadvised, in part, by AAML, and use State Street Bank and Trust Company as their custodian. Thrivent Partner Emerging Markets Equity Portfolio and Thrivent Partner Worldwide Allocation Portfolio, series of Thrivent Series Fund, Inc., are each an open-end fund advised by Thrivent Financial for Lutherans and subadvised, in part, by AAML, and use State Street Bank and Trust Company as their custodian.  Only the portion of a Sub-Advised Fund managed by an Adviser would be permitted to make investments into an Aberdeen China A Fund Series in reliance on the requested relief.

(3)  Each entity that currently intends to rely on the requested relief, other than the Initial Sub-Advised Funds, has been named as an applicant in this Application. Each Fund that currently intends to rely on the requested relief, other than the Initial Sub-Advised Funds, has been identified as an Initial Fund in this Application. Each Fund or other entity that may rely on the requested relief in the future will do so only in accordance with the terms and conditions of this Application.

exchanges (“A Shares” or “China A Shares”), rights to invest in such A Shares or other equivalent securities authorized by the China Securities Regulatory Commission for purchase by non-Chinese investors or “qualified foreign institutional investors” (“QFII”), corporate or government bonds listed on PRC stock exchanges or traded in the over-the-counter markets of the PRC and warrants listed on PRC stock exchanges (together, “Chinese Securities”). Notwithstanding the foregoing, a security will only be a “Chinese Security” if it is subject to the quota systems described below (as such quota systems may be amended or altered from time to time).

The initial Aberdeen China A Fund Series will be the China A Share Equity Fund (the “Initial Aberdeen China A Fund”), which will invest in Chinese Securities.(4)  Each Aberdeen China A Fund Series may invest in different types of Chinese Securities.(5) Each Fund and Other Account (as defined below) advised or sub-advised by an Adviser, will invest in Interests of an Aberdeen China A Fund Series. Interests in each Aberdeen China A Fund Series eventually are expected to be held by more than one Fund or Other Account advised or sub-advised by an Adviser. As described in this Application, the Aberdeen China A Fund Series will be the vehicles used to invest in Chinese Securities.  The Aberdeen China A Fund Series will allow the Funds and Other Accounts to obtain exposure to A Shares and other Chinese Securities in a greater variety and number of Chinese companies than they otherwise could obtain.

Applicants request the Order to permit: (i) the Funds to purchase Interests of the Aberdeen China A Fund Series, (ii) the Aberdeen China A Fund Series to sell their Interests to the Funds which, in each case, may not be permitted by Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, due to the potential affiliations between the Funds and the Aberdeen China A Fund Series, and (iii) the Funds and Other Vehicles (as defined below) to engage in certain purchase or sale cross transactions in securities, which may not be permitted by Section 17(a) of the 1940 Act, or Rule 17a-7 thereunder, if the Funds or Other Vehicles become affiliates, or second-tier affiliates of each other as a result of their ownership or control of an Aberdeen China A Fund Series. If the requested Order is granted, the Adviser who serves as the Funds’ investment adviser or sub-adviser and the managing member of the Commingled LLC, and its personnel would be able to provide investment advisory services to the Funds and the Aberdeen China A Fund Series that would include advice concerning the Funds’ purchases and sales of Interests of the Aberdeen China A Fund Series. In addition, the Funds would be permitted to engage in certain cross transactions, as discussed below. For the reasons discussed below, the Applicants believe that the requested relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

(4)  The Aberdeen China A Fund Series will not invest in derivatives or in other pooled investment vehicles.

(5)  Initially, one Aberdeen China A Fund Series is contemplated. In the future, additional Aberdeen China A Fund Series may be established to invest in different issuers, or types, of Chinese Securities based generally on the particular characteristics of those issuers, or types, of Chinese Securities. For example, there may be an Aberdeen China A Fund Series focusing on smaller capitalization companies, another Aberdeen China A Fund Series focusing on mid-to-large capitalization companies and another Aberdeen China A Fund Series that invests in companies of all market capitalizations. Likewise, there may be an Aberdeen China A Fund Series focusing on only A Shares, another Aberdeen China A Fund Series focusing on Chinese fixed-income securities and another Aberdeen China A Fund Series that invests in a mix of A Shares, fixed-income securities and other Chinese Securities. Different investment characteristics or criteria, such as industry sectors or groupings, or company growth or income prospects, may be used in the future by other Aberdeen China A Fund Series. Applicants do not believe that separate Chinese regulatory approval would be required for the addition of new Aberdeen China A Fund Series, however, and are thus seeking relief for this structure even though only a single series is currently contemplated.

I.                                   BACKGROUND

A.                                Applicants

1.                                    The Advisers

The Advisers are registered as investment advisers under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). AAMI is a Delaware corporation with its principal place of business located in Philadelphia, Pennsylvania. AAML is a Scottish company with its principal place of business located in London, England. AAMAL is a Singapore corporation with its principal place of business located in Singapore. AAMI, AAML and AAMAL are wholly-owned subsidiaries of Aberdeen Asset Management PLC (“Aberdeen PLC”), which is the parent company of an asset management group for a range of pension funds, financial institutions, investment trusts, unit trusts, offshore funds, charities and private clients. Aberdeen PLC was formed in 1983 and was first listed on the London Stock Exchange in 1991. AAMI serves as the investment adviser to the series of the Trust pursuant to an investment advisory agreement between AAMI and the Trust, on behalf of its series (the “AAMI Agreement”). AAMAL and AAML both serve as sub-advisers (collectively, and in this capacity, the “Sub-Advisers”) to certain series of the Trust, including Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, pursuant to sub-advisory agreements by and among the Trust, AAMI and the respective Sub-Adviser (the “Sub-Advisory Agreements”). AAMAL serves as the investment manager to GCH pursuant to an investment management agreement (the “AAMAL Agreement”, and together with the AAMI Agreement and Sub-Advisory Agreements, the “Advisory Agreements”). As investment adviser, investment manager and/or sub-adviser, AAMI’s, AAML’s and AAMAL’s activities are subject to the oversight of the Board of Trustees of the Trust and the Board of Directors of GCH, as applicable, at least a majority of whose members are not “interested persons” of the Trust or GCH (as defined in Section 2(a)(19) of the 1940 Act).

The Initial Advisers are responsible for making investment decisions for the Initial Funds and Initial Sub-Advised Funds that they advise or sub-advise, as applicable, and for administering the business and affairs of such Initial Funds. The Initial Advisers are entitled, under the terms of the Advisory Agreements, to receive management fees directly from the Initial Funds, or in the case of the Sub-Advisers, from AAMI, in each case at specified rates. In the case of the Initial Sub-Advised Funds, the Initial Advisers receive a sub-advisory fee from the applicable Unaffiliated Manager (as defined below) at specified rates. The Initial Advisers are acting as “investment advisers” for the Initial Funds and Initial Sub-Advised Funds within the meaning of Section 2(a)(20) of the 1940 Act, and serve as such pursuant to contracts subject to Section 15 of the 1940 Act. A wholly-owned subsidiary of Aberdeen PLC, Aberdeen Fund Distributors LLC, acts as the principal underwriter and distributor of the Trust.  GCH does not have a principal underwriter or distributor. AAMI serves as administrator to each of the Initial Funds.

Besides the Funds, the Advisers also advise or may advise collective investment trusts, private pooled investment vehicles and investment companies registered in other jurisdictions (the “Other Vehicles”), as well as separately managed accounts.(6) These Other Vehicles and separately managed accounts (together, the “Other Accounts”) may have similar investment objectives and strategies as the Funds, and investments in China are and will be an important aspect of many of their investment programs. These Other Accounts will invest in an Aberdeen China A Fund Series along with the Funds. Neither the Advisers nor any Aberdeen Affiliate has a proprietary interest in any Other Account or Fund, except that the Advisers and certain of their officers and employees are shareholders of certain of the Funds. In addition, AAMI contemplates making a nominal investment (i.e. expected to be $1,000 and in no case more than $10,000) in the Initial Aberdeen China A Fund. AAMI will acquire Interests in the Initial Aberdeen China

(6)  The Applicants acknowledge that they are neither seeking nor receiving relief with respect to the separately managed accounts.

A Fund having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the Initial Aberdeen China A Fund. The sole purpose of the proposed investment is to permit AAMI, who serves as the managing member of the Commingled LLC, to serve as the tax matters partner of the Initial Aberdeen China A Fund, which intends to be treated as a partnership for U.S. federal tax purposes. The tax matters partner of a partnership is responsible for signing the partnership’s annual tax return, and also would act on behalf of the partnership in the event of any audit proceedings with the U.S. Internal Revenue Service. In the absence of AAMI’s investment, it is likely that the U.S. Internal Revenue Service would appoint a non-managing member partner of the Commingled LLC to serve as tax matters partner of the Initial Aberdeen China A Fund in an audit proceeding. In addition, absent such an investment by the Commingled LLC’s managing member, the tax matters partner could change from year to year, which may disrupt preparation of the Initial Aberdeen China A Fund’s annual tax return. In light of the nominal amount of AAMI’s investment as tax matters partner in Interests having rights, duties and obligations that are identical to Interests purchased by other investors, Applicants do not believe that AAMI’s investment in the Initial Aberdeen China A Fund poses any potential conflict of interest not addressed by the conditions herein.

2.                                    The Trust and GCH

The Initial Funds consist of Aberdeen Asia-Pacific (ex-Japan) Equity Fund, Aberdeen Emerging Markets Fund and Aberdeen China Opportunities Fund, each a series of the Trust, and GCH. The Trust is a Delaware statutory trust registered under the 1940 Act as an open-end management investment company. The Board of Trustees of the Trust currently consists of eight members, seven of whom are not “interested persons” of the Trust (as defined in Section 2(a)(19) of the 1940 Act). GCH is a Maryland corporation registered under the 1940 Act as a closed-end management investment company.  The Board of Directors of GCH currently consists of five members, all of whom are not “interested persons” of GCH (as defined in Section 2(a)(19) of the 1940 Act).  Each of the Initial Funds’ investment strategies either focuses on China, or on emerging markets which is defined to include China.(7)

3.                                      The Commingled LLC

The Commingled LLC is a limited liability company under the Delaware Limited Liability Company Act (the “DE LLC Act”)(8), with AAMI as its managing member. The Commingled LLC was originally formed on December 9, 1996 as a Delaware business trust and was converted to a Delaware limited liability company on April 19, 2010. The Commingled LLC is unregistered in reliance on the exemption from the definition of “investment company” under the 1940 Act provided by Section 3(c)(7) thereof.

B.                                The Initial Aberdeen China A Fund

The Initial Aberdeen China A Fund is being formed as a series of the Commingled LLC, and any future Aberdeen China A Fund Series will also be formed as separate and distinct series.  The Aberdeen China A Fund Series will not offer their Interests to the public, but intend to rely on Regulation D under the 1933 Act and Section 3(c)(7) under the 1940 Act for exemptions from those Acts.  For purposes of compliance with any order from the Commission under Section 12(d)(1)(J) of the

(7)  The Initial Funds’ and Initial Sub-Advised Funds’ investment strategies may change over time, subject to the requirements of the 1940 Act and the rules and regulations thereunder.

(8)  6 Del. C. Sec. 18-101 et. seq.

1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, any investment by a Fund in an Aberdeen China A Fund Series shall not be deemed to be an acquisition by the Fund of securities of another registered investment company or company relying on Sections 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limitations contained in Section 12(d)(1)(A) of the 1940 Act. As discussed in this Application, the Aberdeen China A Fund Series will be the entities that invest in and hold Chinese Securities; the Initial Aberdeen China A Fund will be allocated quota from an existing Renminbi Qualified Foreign Institutional Investor (“RQFII”) license held by AAMAL and named in regulatory reports filed with regulators in the PRC. Interests in the Aberdeen China A Fund Series will be sold only to the Funds and the Other Accounts. The Interests will generally not have voting rights, and thus the Funds and Other Accounts, as holders of Interests, will not have the ability to replace AAMI as the managing member of the Commingled LLC.(9) Each Fund or Other Account may purchase interests of an Aberdeen China A Fund Series; if there is more than one Aberdeen China A Fund Series, a Fund or Other Account may invest in some or all of the different Aberdeen China A Fund Series. Each Aberdeen China A Fund Series will invest only in Chinese Securities and cash and cash equivalents. To the extent there is more than one Aberdeen China A Fund Series, each such series may invest in and hold a different set of Chinese Securities, with the Chinese Securities held by one Aberdeen China A Fund Series generally varying from those of other Aberdeen China A Fund Series based on different investment characteristics or criteria.(10) Interests in an Aberdeen China A Fund Series may be redeemed by the Funds or Other Accounts as frequently as daily.  The portfolio managers of the Funds will make the determinations as to the frequency of the redemptions from the Aberdeen China A Fund Series in accordance with their general management of the Funds and Other Accounts according to their respective strategies.   Generally, redemptions would occur periodically when the portfolio management teams determine to reduce allocations to China in favor of other regions. However, certain events outside of the portfolio managers’ control may require that the portfolio managers initiate more frequent redemptions for one or more Funds or Other Accounts, such as the need to raise cash in a Fund or Other Account to meet their respective redemption requests or, rarely, reallocations of Fund or Other Account assets to different regions may be needed in response to investment strategy or investment mandate changes approved by a Fund’s Board of trustees/directors (each, a “Board”) or requested by end clients of an Other Account.

No Adviser, Aberdeen Affiliate, or investment manager to a Sub-Advised Fund that is not an Initial Adviser or Aberdeen Affiliate or any person controlling, controlled by or under common control with such investment manager (any such investment manager to a Sub-Advised Fund or control affiliate of such investment manager, an “Unaffiliated Manager”) will receive an advisory fee from an Aberdeen China A Fund Series used by the Funds.(11) It is not expected that an Adviser, an Aberdeen Affiliate or an Unaffiliated Manager will receive fees for administrative services provided to Aberdeen China A

(9)  As investors in the Initial Aberdeen China A Fund, the Funds and Other Accounts would be able to redeem their Interests as desired, subject to the applicable repatriation restrictions discussed below. While these investment decisions will be made by the Advisers’ portfolio managers, a Fund’s continued investment in the Initial Aberdeen China A Fund is subject to oversight by that Fund’s Board, as described in this Application.

(10)  See note 5 above. While some individual holdings of Chinese Securities may be common to two or more Aberdeen China A Fund Series, each Aberdeen China A Fund Series is expected to have a distinct set of holdings.

(11)  The applicable Adviser or Unaffiliated Manager would receive advisory fees (i) from a Fund pursuant to the Fund’s advisory agreement with such Adviser or Unaffiliated Manager, or (ii) from Other Accounts pursuant to such Other Accounts’ advisory agreements with an Adviser, but the Advisers and Unaffiliated Managers would not receive a separate advisory fee from the Aberdeen China A Fund Series for advising the same assets when invested in the Aberdeen China A Fund Series.

Fund Series used by the Funds, because administrative services will be provided by a third party. If, however, in the future administrative fees are proposed to be paid to an Adviser,  an Aberdeen Affiliate or an Unaffiliated Manager by an Aberdeen China A Fund Series used by the Funds, any such administrative fees paid to an Adviser, Aberdeen Affiliate or Unaffiliated Manager will only be paid upon a determination of the applicable Fund’s Board made in accordance with condition 3 of this Application.

The Initial Aberdeen China A Fund will not have a board; its operations will be overseen by the Commingled LLC’s managing member, AAMI. The Initial Aberdeen China A Fund will engage service providers to support its operations, which may include (without limitation) an administrator, transfer agent, accountant, custodian, legal counsel and such other service providers as necessary for its operations.(12) No fees will be paid by the Initial Aberdeen China A Fund to an administrator or transfer agent that is an Aberdeen Affiliate or Unaffiliated Manager except in accordance with condition 3. The Initial Aberdeen China A Fund will not engage a distributor. No sales load, distribution fee or service fee will be assessed with respect to Interests issued by the Aberdeen China A Fund Series and it is anticipated that the Aberdeen China A Fund Series will not charge a redemption fee.(13) The financial statements of the Aberdeen China A Fund Series will be audited.

As discussed below, for a variety of reasons it is not practical or economical for the Funds to invest a significant amount of assets directly in Chinese Securities. The use of Aberdeen China A Fund Series allow the Funds and Other Accounts to gain dedicated exposure to Chinese Securities and the expanded investment opportunities that they represent.

C.                               China A Shares and Other Chinese Investment Opportunities

While the absolute amount that the Funds and Other Accounts will invest in Chinese Securities will vary over time, China’s importance has increased in the world economy. According to the April 2016 World Economic Outlook by the International Monetary Fund, China’s economic output represents approximately 17% of world Gross Domestic Product (based on purchase power).(14)  China has increased its consumption of automobiles and other consumer products, as its middle class gets larger, and its consumption of raw materials to spur infrastructure spending and industrial development affects global supply/demand dynamics, as well as developed and emerging markets alike. At the same time, the number of investable companies has grown through partial privatizations and initial public offerings. The range of companies available for investment now includes the traditional partially state-owned enterprises as well as a myriad of entrepreneurial companies. A number of these companies are not otherwise accessible to foreign investors, as they list equity, debt and other Chinese Securities on exchanges or trade such securities in other markets that, for a variety of reasons discussed below, the Funds cannot readily invest in directly. In sum, the Advisers believe that China is a global growth driver and that the individual quality growth companies that exist there make it a natural, key part of their clients’ non-U.S. equity portfolios and, potentially, fixed income portfolios.

A significant majority of publicly traded Chinese companies list their shares on one or more of three stock exchanges — the Shanghai, Shenzhen, and Hong Kong Stock Exchanges. The Shanghai and Shenzhen exchanges are located in mainland

(12)  More information about the operations of the Initial Aberdeen China A Fund and its custodial arrangements appears in Section 1.E. of this Application.

(13)  If, in the future, any Aberdeen China A Fund Series charges a redemption fee, such fee will be limited in accordance with the then-current requirements of the Commission applicable to management investment companies offering redeemable securities as if the Aberdeen China A Fund Series were an open-end investment company.

(14)  Source: IMF World Economic database April 2016 edition: http://www.imf.org/external/pubs/ft/weo/2016/01/pdf/text.pdf.

China, whereas the Hong Kong exchange is located in the Hong Kong Special Administrative Region. The shares of Chinese companies that are listed on the Hong Kong Stock Exchange trade in Hong Kong dollars. There are two categories of stocks that are listed on the Shanghai and Shenzhen exchanges. China A Shares trade in the currency of China, the renminbi (“RMB”); while the face values of China “B Shares” are denominated in renminbi, B Shares trade in foreign currencies (the US dollar on the Shanghai exchange and the Hong Kong dollar on the Shenzhen exchange). Until 2002, the Chinese government restricted investment in China A Shares and other Chinese Securities to domestic (i.e., Chinese) investors. While the Chinese government has gradually liberalized foreign access to PRC securities markets, the Chinese government continues to strictly control the ability of non-Chinese investors to convert non-Chinese currency to and from renminbi and to repatriate profits earned in China in renminbi.

There are many fewer Chinese companies that have listed B Shares than those that have listed China A Shares: as of April 11, 2017, there were approximately 1,706 stocks listed as A Shares, and approximately 100 stocks listed as B Shares, with a combined market capitalization of approximately $4.54 trillion.(15)  For these purposes, data for the China A Share market also includes smaller or emerging Chinese companies that do not list B Shares, and are not available to non-Chinese investors outside of the QFII program, RQFII program and similar quota programs. As of December 13, 2016, the combined market capitalization of B Shares (approximately US$27.63 billion) is a fraction of that of A Shares (approximately US$4.51 trillion) and B Shares do not play any meaningful role in raising capital for Chinese companies. Indeed, no new B Shares have been listed since 2001.

While some of the Initial Funds currently invest in China A Shares (pursuant to quota allocated by AAMAL, which has received both QFII and RQFII licenses (as described and defined below)) and other Chinese Securities, investment into the Initial Aberdeen China A Fund will provide numerous additional investment opportunities for the Initial Funds and Initial Sub-Advised Funds, and Future Funds, that are consistent with their investment objectives and policies.(16)  Additionally, being able to pool investments into China A Shares with Future Funds and Other Accounts will provide more diversification with respect to China A Share investments.  Additionally, Future Funds would obtain access to China A Shares without having to obtain individual licenses as QFIIs or RQFIIs, and without having to comply with the reporting required for each fund or account that is allocated quota from an Adviser with an existing QFII or RQFII license.

Similar to China A Shares, investments in other Chinese Securities have also been difficult to access, and for the same reasons. Except as provided in footnote 16, bonds and warrants listed on PRC exchanges have not been available to non-PRC investors other than QFIIs/RQFIIs. In addition, certain potential investments, such as private placement bonds and bonds traded in the inter-bank bond market, are only now becoming available for investment by non-PRC investors. Except as provided in footnote 16, China A Shares and these other types of Chinese Securities are readily available only to non-PRC investors that are QFIIs/RQFIIs, as described below.(17)

(15)  Source: Shenzhen Stock Exchange: http://www.szse.cn/main/en/MarketStatistics/StatisticsBySecurities/; Shanghai Stock Exchange http://english.sse.com.cn/indices/statistics/trading/.

(16)  Initially, the Initial Aberdeen China A Fund may invest in only one or a limited number of Chinese Securities.

(17)  The PRC recently has also permitted non-PRC investors limited access to its securities markets via the Shanghai-Hong Kong Stock Connect and Shenzhen-Hong Kong Stock Connect mutual market access schemes (collectively, “Stock Connect”), which permits non-PRC institutional and retail investors to invest in certain securities traded on the Shanghai and Shenzhen Stock Exchanges, subject to an aggregate quota of approximately US$50 billion

D.                                    Non-Chinese Investment in Chinese Securities and Qualified Foreign Institutional Investors

Since 2002, the Chinese government has permitted certain non-Chinese investors to invest in China A Shares, and gradually has liberalized applicable rules to permit non-Chinese investors to invest in the other types of Chinese Securities. However, subject to limited exceptions described in footnote 16, to do so a foreign investor must receive a license as a QFII or RQFII and be allotted a quota, representing the amount in renminbi of Chinese Securities that the investor may purchase. The license and quota are granted by the China Securities Regulatory Commission (“CSRC”) and the State Administration of Foreign Exchange (“SAFE”), respectively. To date, only a limited number of foreign investors have obtained a QFII or RQFII license and SAFE quota. As of April 26, 2017, the CSRC had approved a total of 183 RQFIIs and as of April 1, 2017, the CSRC had approved a total of 309 QFIIs.(18) AAMAL has obtained QFII and RQFII licenses and quota so that it can invest in Chinese Securities on behalf of the Funds and Other Accounts, and the Advisers are applying for additional quota under the RQFII to be made available to the Initial Aberdeen China A Fund and the Other Accounts.(19)

The CSRC and SAFE traditionally required that an investment adviser seeking a QFII or RQFII license and quota apply in its own name, although recently the regulators have permitted the application also to be in the name of a single fund managed by an adviser that has received a QFII or RQFII license or that has been allocated quota from an affiliate who has received the license. If the Advisers, or in the case of Sub-Advised Funds, Unaffiliated Managers, were to apply for quota for each Fund and Other Account, as applicable, they would have to apply separately on behalf of each Fund and Other Account, which would be burdensome because of the application process. Further, if the Advisers and/or Unaffiliated Managers were to apply for quota for each Fund and Other Account, as applicable, it would make it less likely that the Chinese authorities would grant the Advisers and/or Unaffiliated Managers the license and quota, as the Chinese authorities focus on the experience, size, and qualifications of the applying adviser, not of its funds. Moreover, while there may not be specific investment restrictions or limitations preventing a Fund or Other Account from seeking a quota individually, individual applications would generally not be practical or feasible for the Funds and Other Accounts. If the Advisers were to instead allocate their quota to each Fund and Other Account, there would be reporting requirements to CSRC and/or SAFE with respect to each Fund and Other Account.  The Advisers currently expect that each Fund or Other Account generally will allocate a relatively small portion of its investable assets to Interests of the Initial Aberdeen China A Fund, with certain exceptions, such as China-focused funds and certain Other Accounts, as most Funds and most Other Accounts have broad mandates for which Chinese investment and Chinese Securities exposure would be relatively small based on current asset levels.(20) Finally, for many Other Accounts, an Adviser or an affiliate of an Adviser serves as a manager to only a portion of the account’s overall assets. Such Other Account may not have the desire, and a daily quota of approximately US$2 billion. While the Funds may directly invest in PRC securities pursuant to the Stock Connect program and other means available to non-PRC investors (e.g., B shares, H shares, red chips), they do not anticipate being able to fully implement their PRC investment strategies in reliance on the Stock Connect program and the other means available to them due to the limited array of available investments and the absence of assured access due to the Stock Connect program’s investment quotas.

(18)  Source: http://www.csrc.gov.cn/pub/zjhpublic/G00306205/201511/t20151106_286098.htm and http://first.bloomberglp.com/documents/ChinaNavigateTheSilkRoad_RQFII_Quota.pdf.

(19)  The Advisers bore the expenses of applying for the license and quota; these expenses will not be borne by the Funds or Other Accounts.

(20)  Allocations to Chinese Securities may change over time. Further, Future Funds may include Funds with different investment mandates, including Funds focused on narrower geographic regions than the Initial Funds and Initial Sub-Advised Funds.

qualifications or personnel necessary to obtain a QFII license (or RQFII license if eligible) or quota on its own behalf or to be allocated quota from the Advisers. Unaffiliated Managers as well may not have the desire, qualification, or personnel necessary to obtain a QFII license (or RQFII license, if eligible) or quota on its own behalf. (21) Accordingly, the Advisers will establish the Initial Aberdeen China A Fund as the entity that will invest in and hold Chinese Securities on behalf of the Funds and Other Accounts.

Additional requirements may apply if Funds or Other Accounts were to seek QFII or RQFII quota individually, which the Funds and Other Accounts may not be able to meet.  Examples of such requirements include meeting a minimum quota amount, residency in an approved jurisdiction, and an initial required deposit reserve.  These risks and requirements are reduced with the aggregation of Funds and Other Accounts in one vehicle since satisfying the minimum quota amount, deposit reserve and residency is of less concern.

Chinese foreign exchange regulations also impose significant restraints upon repatriation of assets from the PRC.  For the RQFII program, a lock-up period is required and there are restrictions on repatriation.  These differ according to the method utilized.  One of the more common methods, and the one that will be utilized by the Advisers with respect to the Aberdeen China A Fund Series, is the open ended fund model.  The open ended fund model does not require an initial lock-up period and allows for daily repatriation.

Many Chinese Securities trade in highly liquid markets and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of such Chinese Securities.(22) Other Chinese Securities, such as Chinese corporate bonds, trade on less liquid over-the-counter markets, and their prices will not be reflected on a securities exchange. Although daily repatriation is permitted under the RQFII open ended fund model, it is possible that proceeds from sales of portfolio investments in liquid or illiquid Chinese Securities may not be able to immediately be repatriated to a foreign investor such as the Initial Aberdeen China A Fund at the approximate value at which the Initial Aberdeen China A Fund has valued the investment. Accordingly, under condition 4, each Fund will treat its entire investment in the Initial Aberdeen China A Fund as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity with respect to open-end and/or closed-end funds, as applicable, and will otherwise be subject to the limits described in condition 4. Due to this limitation and the size of some of the Funds, it is not possible for some Funds to seek a quota individually.

Additionally, allocating of the Advisers’ existing granted RQFII or QFII quota to the to multiple Funds and Other Accounts is not practical.  The Advisers are required to make certain periodic reports to the CSRC and SAFE on behalf of each entity to which it has allocated a portion of its granted quota.  Additionally, because the percentages of the strategies for certain Funds that are allocated to Chinese Securities is or will be so small, it is beneficial to achieve diversification by having Chinese Securities pooled for investment by the Funds and Other Accounts in the aggregate, rather than investing in a portion of the Chinese Securities on a Fund-by-Fund and Other Account-by-Other Account basis.

(21)  In many respects, Unaffiliated Managers and Other Accounts engage the Advisers because of their experience and ability to not only make investment decisions but to provide administrative resources which they may not otherwise have. For example, RQFII license holders must have a RQFII compliance manager, and Unaffiliated Managers and Other Accounts may not, on their own, have such experience or resources to satisfy these requirements.

(22)  China A Shares, Chinese government bonds and Chinese warrants generally trade in highly liquid markets.

Investment quota will be allocated to the Initial Aberdeen China A Fund and the Initial Aberdeen China A Fund will allow the Funds and the Other Accounts to redeem their interests daily.

For these reasons, the Funds and the Other Accounts seek to obtain their exposures to Chinese Securities through a pooled investment vehicle - the Initial Aberdeen China A Fund. AAMAL has received an RQFII license and is in the process of applying for additional quota to be allocated to the Initial Aberdeen China A Fund, and the Initial Aberdeen China A Fund will be the entity that invests in and holds Chinese Securities. The Initial Aberdeen China A Fund anticipates investing substantially all of its assets in Chinese Securities, although it may devote a portion of its assets (i) to renminbi pending investment or for cash management and/or liquidity purposes; or (ii) to cash or cash equivalents for payment of expenses or for other purposes such as payment of redemption proceeds or holding cash pending conversion to renminbi.

E.            Operations of the Initial Aberdeen China A Fund and the Aberdeen China A Fund Series

Any Fund or Other Account seeking exposure to Chinese Securities will invest in the Initial Aberdeen China A Fund or, if there is more than one Aberdeen China A Fund Series providing different exposures sought by the Fund or Other Account, may invest in more than one Aberdeen China A Fund Series. Each Aberdeen China A Fund Series will hold a different set of Chinese Securities, depending on the investment characteristics sought by the particular Aberdeen China A Fund Series. The DE LLC Act, under which the Commingled LLC is organized, explicitly provides for the creation of separate series of members, managers, limited liability company interests and assets.(23) In accordance with the DE LLC Act,(24) the Commingled LLC’s limited liability company agreement provides for the establishment of multiple series, with separate debts, liabilities, obligations and expenses, its records (as discussed further below) will be accounted for separately for each Aberdeen China A Fund Series, and notice of the limitation on liabilities of an Aberdeen China A Fund Series will be set forth in the Aberdeen China A Fund Series’ certificate of formation. Thus, and because the Commingled LLC’s limited liability company agreement does not provide to the contrary, the DE LLC Act provides that each Aberdeen China A Fund Series (holding distinct Chinese Securities) will have its own debts, liabilities, obligations and expenses, and such items will not be enforceable against any other Aberdeen China A Fund Series. Establishing the Aberdeen China A Fund Series as series of a company organized under the DE LLC Act allows the assets of one Aberdeen China A Fund Series to be insulated from the liabilities of each other Aberdeen China A Fund Series.

Each Fund or Other Account investing in an Aberdeen China A Fund Series would hold Interests which, like beneficial interests of a trust or shares of a corporation, would represent a proportionate share of the Aberdeen China A Fund Series’ net assets and a proportionate claim on the Aberdeen China A Fund Series’ net income. Each Interest would have the same rights as

(23)  Section 18-215 of the DE LLC Act.

(24)  Section 18-215(b) of the DE LLC Act provides: Notwithstanding anything to the contrary set forth in this chapter or under other applicable law, in the event that a limited liability company agreement establishes or provides for the establishment of 1 or more series, and if the records maintained for any such series account for the assets associated with such series separately from the other assets of the limited liability company, or any other series thereof, and if the limited liability company agreement so provides, and if notice of the limitation on liabilities of a series as referenced in this subsection is set forth in the certificate of formation of the limited liability company, then the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to a particular series shall be enforceable against the assets of such series only, and not against the assets of the limited liability company generally or any other series thereof, and, unless otherwise provided in the limited liability company agreement, none of the debts, liabilities, obligations and expenses incurred, contracted for or otherwise existing with respect to the limited liability company generally or any other series thereof shall be enforceable against the assets of such series.

any other Interest, and each Fund or Other Account, as a holder of the Interests of an Aberdeen China A Fund Series, will be treated identically. Each Fund or Other Account will purchase and sell Interests in an Aberdeen China A Fund Series on the same terms and on the same basis as each other Fund and Other Account that invests in that Aberdeen China A Fund Series. In addition, each Aberdeen China A Fund Series would not issue preferred interests. The administrator for an Aberdeen China A Fund Series would, on a daily basis, price the securities held by the Aberdeen China A Fund Series, sum their values, and deduct daily expenses payable by the Aberdeen China A Fund Series to arrive at a net asset value for the Aberdeen China A Fund Series. The Aberdeen China A Fund Series’ net asset value would then be divided by the total number of outstanding Interests, and an investor’s total holdings would be this per-Interest net asset value multiplied by the number of Interests held by the investor, with the price of securities held in an Aberdeen China A Fund Series valued daily in accordance with the Advisers’ valuation procedures.  Interests in an Aberdeen China A Fund Series will be valued by the Funds in accordance with the Funds’ valuation procedures, as approved by each Fund’s Board, as described in more detail below.

Expenses of an Aberdeen China A Fund Series, which would include basic fees and expenses of service providers, such as the administrator, transfer agent, accountant, local custodian and legal counsel, would be charged to the Aberdeen China A Fund Series as a whole and accrued on a daily basis.(25) Brokerage commissions incurred by an Aberdeen China A Fund Series would, like those incurred by a registered investment company, be included in the cost of the underlying Chinese Securities, and thus would be reflected in any gain (or loss) on the Aberdeen China A Fund Series’ investments. In substance, the sharing of expenses of an Aberdeen China A Fund Series among the holders of its Interests would not differ from the sharing of expenses by a registered investment company among its shareholders. Similarly, the treatment of brokerage commissions by an Aberdeen China A Fund Series would be the same as if it were a registered investment company. The Advisers do not contemplate a need or reason to, and therefore would not charge advisory fees to an Aberdeen China A Fund Series used by the Funds; the Advisers would still be entitled to receive applicable advisory fees from the Funds or Other Accounts.  Additionally, the Advisers do not currently contemplate a reason to have an Aberdeen China A Fund Series bear its operating costs (other than brokerage commissions and trading costs), including custody, administration and audit expenses and plan to pay those expenses out of the advisory fees they receive from the Funds or Other Accounts, but may discontinue these payments at any time upon any required notice to the Funds.

Each Aberdeen China A Fund Series will be administered and audited in a manner consistent with common private fund industry standards and practices. Each Aberdeen China A Fund Series’ books will be accounted for under standard accounting principles and in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), and they will be audited annually by a nationally recognized and PCAOB-registered audit firm in accordance with U.S. Generally Accepted Auditing Standards

(25)  Since there are multiple series of the Commingled LLC, an expense of the Commingled LLC may be allocated to the different series, including the various Aberdeen China A Fund Series, pro rata based on relative assets or based on another allocation method that more fairly allocates the expense, depending on the nature of the particular expense and the reason it was generated. For example, an expense payable by the Commingled LLC that is based on assets may be allocated to the Aberdeen China A Fund Series based on the relative assets of the different Aberdeen China A Fund Series, whereas an expense that is based on the number of separate Aberdeen China A Fund Series may be more appropriately allocated equally to each Aberdeen China A Fund Series existing at the time the expense is incurred. In some cases, the expense may be de minimis and would not be allocated as it might otherwise be if the expense were larger. Ultimately, the allocation methodology will depend on the nature of, and reason for, the expense and the proper allocation of an expense will depend on the circumstances. In all cases, the allocation of the expenses will be fair and reasonable.

(“GAAS”).(26) The books and records of each Aberdeen China A Fund Series will be available for inspection by the Funds and their auditors.

The global custodian for the Commingled LLC will work closely with a local custodian in China, which will be a substantial institution with extensive experience in maintaining Chinese Securities for non-Chinese clients. Chinese Securities, when purchased for the Aberdeen China A Fund Series, will appear on the books and records of the Chinese depositary institution as “Aberdeen Asset Management Asia Limited — Aberdeen Institutional Commingled Funds, LLC - China A Share Equity Fund” (or in a similar manner indicating both AAMAL’s RQFII status and the respective Aberdeen China A Fund Series’ ownership) and maintained in an account at the Commingled LLC’s local custodian and global custodian in the same manner. The name of the Aberdeen China A Fund Series will thus appear in the records of the Chinese depositary institution on whose books the Chinese Securities appear and similarly on the books of the local custodian and global custodian. To the extent there is more than one Aberdeen China A Fund Series, each such Aberdeen China A Fund Series will have a separate designation and account on the records of the local custodian from that of any other Aberdeen China A Fund Series.  As required by condition 7, the custodial arrangements for the Aberdeen China A Fund Series will be subject to Section 17(f) of the 1940 Act, and any applicable rules thereunder (including Rule 17f-5), as if the Aberdeen China A Fund Series were open-end investment companies.

Each Aberdeen China A Fund Series will have its own portfolio manager or portfolio management team at AAMI and/or AAMAL who will be responsible for selecting particular Chinese Securities for investment by the Aberdeen China A Fund Series. When a portfolio manager initially decides to purchase Chinese Securities for an Aberdeen China A Fund Series, the portfolio manager will place an order in the same manner he or she would for any other portfolio security for accounts investing in other jurisdictions. The portfolio manager’s order, along with any other orders in the same security placed by other portfolio managers of other Aberdeen China A Fund Series, if any, at or about the same time in accordance with the Advisers’ trade order aggregation and trade allocation policies and procedures (the “Trade Allocation Policy”), discussed below in this Application, will then be placed with a local Chinese broker, and executed on the relevant Chinese exchange.(27) On the evening of the trade date, trade confirmations for the executed order will be exchanged among the stock exchange, China Securities Depositary & Clearing Corporation Limited (“CSDCC”), the executing broker, the Adviser(s) and the local custodian. The executing broker will send the trade execution confirmation to the Adviser(s) and the local custodian after the market closes, and the local custodian will transmit a final settlement confirmation to the global custodian after settlement. In an overnight process, the CSDCC will effect the transfer of the securities by updating its position records, and Aberdeen Asset Management Asia Limited — Aberdeen Institutional Commingled Funds, LLC — China A Share Equity Fund (or similar designation denoting the

(26)  The GAAS standards applicable to the audit of an Aberdeen China A Fund Series would be the same standards as those applicable to a registered investment company. The Advisers represent that the audit would be performed by a firm meeting the same independence requirements as those applicable to the auditor of a registered investment company. Further, GAAP would apply to both the Aberdeen China A Fund Series audit and a registered investment company audit. Thus, critical accounting policies governing security valuation, accounting for investment transactions, recognition of investment income and of expenses, and accrual of expenses, which are often the critical policies applicable to investment companies, would apply in substantially the same manner for the audit of the Aberdeen China A Fund Series.

(27)  An Aberdeen China A Fund Series will not engage in cross trades with another Aberdeen China A Fund Series. In addition, the Funds and Other Accounts will not engage in cross trades of Interests of the various Aberdeen China A Fund Series. A Fund or Other Account may redeem Interests in an Aberdeen China A Fund Series, subject to the Trade Allocation Policy, at or about the same time another Fund or Other Account purchases Interests in the Aberdeen China A Fund Series.

respective Aberdeen China A Fund Series’ ownership) will thereafter be recognized as the owner of the Chinese Securities. During this process, if the trade had been aggregated with trades for other Aberdeen China A Fund Series, the local custodian also will allocate the holding in accordance with instructions previously supplied by the Advisers, and will record the holding as a receivable on the books of the account of the applicable Aberdeen China A Fund Series. When the local custodian records the holding in the Aberdeen China A Fund Series’ records, the global custodian will also record the holding in the corresponding account on its books. On the day following the trade date, cash that was in the Aberdeen China A Fund Series’ account at the local custodian will be transferred to the CSDCC, and the trade settled. Generally, procedures for disposing of Chinese Securities and recording the proceeds as cash will operate in the same manner, except in reverse and except as limited by the Aberdeen China A Fund Series’ ability to repatriate proceeds daily. At all times, the local custodian and the global custodian will recognize and separately identify cash and portfolio holdings in accounts for one Aberdeen China A Fund Series from cash and portfolio holdings in accounts for each other Aberdeen China A Fund Series.

With respect to Chinese fixed income securities, the Aberdeen China A Fund Series will follow the applicable trading and settlement process customary in the Chinese market. For exchange-traded bonds, the trading and settlement procedures are the same as those described above. With respect to over-the-counter transactions on the “interbank” market, portfolio managers will place trade orders with the local custodian, which will act as the settlement agent. The local custodian will then route the order through “Interbank Currency Trading System” on behalf of the Adviser. Once the trade order is received, the balance will be settled by the local custodian in the relevant settlement system. Settlement of the bond transactions at the CCDC/SHCH is simultaneously processed with cash settlement. Upon completion of the settlement, the local custodian updates the holding in the Aberdeen China A Fund Series’ records, and the global custodian will also record the holding in the corresponding account on its books.

While the limited liability company structure and the provisions of the DE LLC Act provide protection for each Aberdeen China A Fund Series from the liabilities of each other Aberdeen China A Fund Series, the Initial Aberdeen China A Fund and the other Aberdeen China A Fund Series also do not expect to have significant liabilities. The largest potential creditors are expected to be Aberdeen China A Fund Series service providers such as the custodian, transfer agent, auditors and legal counsel. Administrative fees will only be paid to an Adviser, Aberdeen Affiliate or Unaffiliated Manager by an Aberdeen China A Fund Series if they are determined, in accordance with condition 3 of this Application, to be non-duplicative. The service providers could be owed amounts from the Aberdeen China A Fund Series, but such service fees are not expected to represent a significant proportion of any Aberdeen China A Fund Series’ assets, and it would be unlikely that a service provider would find it economical to seek to collect fees from Aberdeen China A Fund Series that have not incurred the liability. Moreover, the service providers have relationships with the Funds and Other Accounts that would make a lawsuit potentially in conflict with the Funds’ or Other Accounts’ interests unlikely, and the service providers’ contracts will specifically limit their recourse to the assets of the Aberdeen China A Fund Series that has incurred the liability to the provider.

An Aberdeen China A Fund Series in which a Fund invests will not engage in leverage or borrow except that an Aberdeen China A Fund Series may borrow in amounts not exceeding 5% of its total assets for temporary or emergency purposes or for the clearance of transactions, but not for speculative investment purposes, and may pledge its assets to secure such borrowings. It is currently anticipated that the Aberdeen China A Fund Series will have in place the ability to borrow under such circumstances through a Custodian Contract between the Commingled LLC and its custodian, State Street Bank and Trust Company.

The primary service providers to an Aberdeen China A Fund Series will enter into agreements with the Aberdeen China A Fund Series under US law and containing provisions requiring disputes to be resolved in the US using US law and venue. In addition to a suit to recover liabilities from non-debtor Aberdeen China A Fund Series being unlikely, as noted above, in the event of such a lawsuit, a US court with proper jurisdiction should recognize and enforce the provisions of the DE LLC Act noted above to protect the assets of one Aberdeen China A Fund Series from the liabilities of another Aberdeen China A Fund Series. In sum, the Advisers do not believe there is a substantial risk that a creditor would succeed in using the assets of one Aberdeen China A Fund Series to satisfy the liabilities of another Aberdeen China A Fund Series.

AAMAL is the holder of the RQFII license. An account will be set up in the name of each Aberdeen China A Fund Series to be allocated RQFII quota by AAMAL, or another Adviser should such adviser ever be granted an RQFII license. Currently, AAMAL manages only one other client to which it has granted quota under its RQFII license, which is the Aberdeen Global — China A Share Equity Fund, a collective investment vehicle incorporated in Luxembourg (the “Luxembourg China A Fund”) that is not available for sale to U.S. investors.  Similar to the Aberdeen China A Fund Series, the Luxembourg China A Fund offers investors who reside in certain non-U.S. jurisdictions the benefits of Chinese Securities diversification, without the need for each investor to apply for and receive an individual RQFII license.  The Luxembourg China A Fund investors are generally not permitted to invest in the Aberdeen China A Fund Series due to their residency outside of the U.S.  Conversely, the Luxembourg China A Fund is generally not available for purchase by U.S. residents. AAMAL expects that both funds will continue to be offered despite their duplication in strategy, in order to make the strategy available in multiple jurisdictions and, therefore, the Luxembourg China A Fund will not sell out of its RQFII quota once the Aberdeen China A Fund Series are operational. AAMAL  is in the process of applying for additional RQFII quota, some of which is intended to be allocated to the Initial Aberdeen China A Fund.  Additionally, AAMAL could, but is currently not expected to, grant RQFII quota to similar collective investment vehicles or other clients in the future. In the event that such additional quota is exhausted by the Luxembourg China A Fund or other client(s) prior to the launch of the Initial China A Fund Series, AAMAL intends to apply for additional quota. As such, once AAMAL is granted quota that is to be used for the Initial China A Fund Series, it will be permitted to purchase renminbi on behalf of the Funds and Other Accounts, up to the amount of additional quota granted, to acquire Chinese Securities that will then be held under the custodial arrangements described above, with the applicable Aberdeen China A Fund Series listed on the account. Chinese regulators will focus on the experience, size and qualifications of AAMAL in determining whether to permit AAMAL to receive additional quota, and should have less interest in the allocation of investments among the Luxembourg China A Fund, any other client(s) receiving RQFII quota, the Aberdeen China A Fund Series (collectively, the “Aberdeen China Accounts”) and their indirect allocations to Funds or Other Accounts. Nevertheless, there will always be a risk that disturbances to the Chinese legal or regulatory regime could make the Aberdeen China A Fund Series unable to dispose of investments or repatriate proceeds once invested. Further, AAMAL’s license could be modified at the discretion of the Chinese authorities, including for reasons beyond the control of AAMAL, and under current regulations,

Chinese authorities can revoke an RQFII license or reduce quota only if the RQFII license holder is in violation of the regulations.(28) The RQFII program is a limited exception, among others, from laws that otherwise limit investment in Chinese Securities to Chinese persons and, if the program or Aberdeen’s license or quota limits are revoked or substantially changed for reasons beyond the control of Aberdeen or the Aberdeen China A Fund Series, the Aberdeen China A Fund Series’ economic interests, and thus the Funds’ and Other Accounts’ economic interests, could be harmed. The RQFII program has been operational since 2011, preceded by the QFII program, which has been operational since 2002, but its continuation depends on the continued willingness of the Chinese regulatory regime to accept foreign investment. The Chinese authorities could revoke AAMAL’s RQFII license or reduce or eliminate its quota, in which case an Aberdeen China A Fund Series would be required to liquidate some or all of its holdings and be permitted to repatriate the proceeds back to the Funds and Other Accounts. If this were to happen, the Funds and Other Accounts would lose some or all of the opportunity to obtain exposure to Chinese Securities in the future under the existing license, but it is expected that they would not lose these proceeds.(29) Nonetheless, the risk that developments in the Chinese regulatory regime may adversely impact the Funds and the Other Accounts will be monitored by the Advisers, and will be disclosed in the Funds’ prospectus and disclosed in relevant documents applicable to the Other Accounts, to the extent the Fund’s or Other Account’s investment in the Aberdeen China A Fund Series is material to the Fund or Other Account.

AAMAL also holds a QFII license and certain of its managed funds and other accounts receive QFII quota, including four U.S. clients. Certain of the U.S.—based funds and other accounts may choose to continue to hold this QFII quota instead of, or in addition to, making investments in an Aberdeen China A Fund Series. The main benefits being offered by the Aberdeen China A Fund Series (simplified means of accessing China A Shares and diversification) for these funds and other accounts may not outweigh any costs or implications of selling existing holdings since a lot of the work and effort to receive the quota has already been completed and/or these funds and other accounts may have large enough portfolio allocations to Chinese Securities such that diversification can be achieved independently.

The selection of the particular Chinese Securities for an Aberdeen China A Fund Series will be made by such series’ portfolio manager(s). Investment decisions to invest in an Aberdeen China A Fund Series will be made by the Fund’s or Other Account’s portfolio manager(s), to the extent discretion to make such an investment has been given to an Adviser, only in accordance with the relevant Fund’s or Other Account’s objective and policies.

The portfolio manager of a Fund may be able to obtain exposure to Chinese Securities for the Fund by investing in a fund managed by another manager with a QFII or RQFII license, to the extent another fund permits investment by a Fund.  However, Applicants do not believe that an investment in another fund provides the same investment opportunity or benefits as an investment by a Fund in an Aberdeen China A Fund Series.  An investment in another fund would be managed by another

(28)  The applicable Chinese regulations currently require, generally, that the RQFII or QFII invest principal within six months of obtaining its license or its license may be revoked, and if the RQFII or QFII invests less than its quota amount within six months of license issuance, its quota may be reduced. In addition, regulations provide that a QFII or RQFII’s quota may be revoked for other reasons or due to other circumstances as may be specified by SAFE from time to time.

(29)  In this sense, the Funds and Other Accounts would be at worst in the same position as they are before any quota is granted — with no ability to obtain exposure to Chinese Securities — unless Chinese authorities require holdings to be liquidated before the Aberdeen China A Fund Series can dispose of them in an orderly manner. However, Applicants are not aware of the Chinese authorities requiring such forced liquidations for other QFII and RQFII license holders.

investment adviser, following its investment techniques and strategies, which may differ from those of the Advisers and thus differ from the expectations of Fund shareholders who have chosen to invest with an Adviser. Moreover, an investment in another fund would be subject to the advisory fees payable to the other fund’s manager; by contrast, in accordance with Condition 2 to this Application, the Advisers, their affiliated persons, and Unaffiliated Managers (if any) will receive no incremental advisory fee in connection with the Funds’ investment in an Aberdeen China A Fund Series. A Fund’s Board, and in the case of Funds managed by Unaffiliated Managers, the Unaffiliated Managers, will oversee the Fund’s investment in an Aberdeen China A Fund Series in the same manner that it oversees the Fund’s other investments. A Fund’s Board will not, however, have oversight responsibilities for investment decisions made by portfolio manager(s) for the Other Accounts to invest in an Aberdeen China A Fund Series.

To the extent there is demand for additional Chinese Securities through the RQFII license from multiple Aberdeen China Accounts, allocations of Chinese Securities, like allocations of other investment opportunities among Funds and Other Accounts, will be subject to the Advisers’ Trade Allocation Policy(30) (which includes detailed procedures related to trade aggregation and allocations), under the supervision of the Advisers’ and the Funds’ Chief Compliance Officer (“CCO”), and compliance with the Policy with respect to the Funds will be overseen by each Fund’s Board.(31) Because orders may be placed by different portfolio managers of different Aberdeen China Accounts, there may be times when more than one portfolio manager seeks to purchase Chinese Securities of the same company. In such instances, as when making purchases of other securities, and because the Chinese markets may sometimes be closed at the time a portfolio manager is deciding to place trades, the orders will generally be aggregated with those of portfolio managers for other Aberdeen China Accounts, if any, prior to their placement with the executing Chinese broker. Similarly, consistent with the Advisers’ Trade Allocation Policy, in the event that AAMAL receives additional RQFII quota, such additional RQFII quota will be allocated amongst Aberdeen China Accounts pro rata based on amounts requested by such Aberdeen China Accounts. The Trade Allocation Policy is designed to allocate trade executions and other opportunities among accounts (in this case, Aberdeen China Accounts) with the goal of treating each Aberdeen China Account fairly and equitably over time. The Trade Allocation Policy allows modification to standard allocation methodologies in certain instances, provided that modification is reported to the Adviser’s CCO.  Additionally, there may be demand for the same Chinese Securities at the same time from both the Aberdeen China Accounts and other clients of the Advisers who are allocated Chinese Securities through a QFII license (“QFII Clients”).  Allocation of Chinese Securities under these competing Aberdeen China Account and QFII Client demands would also be subject to the Advisers’ Trade Allocation Policy and treated in the same way.

Aberdeen’s Trade Allocation Policy will generally operate the same for Aberdeen China Accounts and QFII Clients participating in investments in Chinese Securities as they do for investments by Aberdeen clients in other markets and securities. Where Aberdeen China A Fund Series are investing in securities of different companies, allocations among Aberdeen China A Fund Series may not be common. To the extent more than one Aberdeen China Account or QFII Client seeks to invest in Chinese Securities of the same company, the Advisers’ portfolio managers and their trading desks have experience using the Trade Allocation Policy, and extending the existing procedures to investments in Chinese Securities will not raise significant

(30)  Applicants are not seeking any comfort and acknowledge that the Commission is providing no opinion on whether the Trade Allocation Policy meets the standards applicable under either the 1940 Act or the Advisers Act.

(31)  The Initial Funds have the same CCO. Each of the Initial Sub-Advised Funds has a different CCO from that of the Initial Funds. If another registered investment company is established in the future that seeks to invest in an Aberdeen China A Fund Series, that Fund may have a different board and a different chief compliance officer.

new issues. The Trade Allocation Policy will also be amended to apply when an Aberdeen China A Fund Series sells Chinese Securities, in which case, to the extent that another Fund or Other Account does not desire to purchase interests from the Aberdeen China A Fund Series and the Aberdeen China A Fund Series needs to liquidate Chinese Securities to meet a redemption request, the Aberdeen China A Fund Series will hold cash for eventual repatriation. Under RQFII regulations, assuming that the daily repatriation of assets remains available to the Aberdeen China A Fund Series through AAMAL, each day the Aberdeen China A Fund Series will be permitted to repatriate a certain amount of cash from the sale of portfolio holdings. If a Fund redeems its Interests from an Aberdeen China A Fund Series and another Fund or Other Account purchases Interests from the Aberdeen China A Fund Series, the repatriation restriction will not apply. If, however, a Fund seeks to redeem its Interests from an Aberdeen China A Fund Series and there is no new investment in the Aberdeen China A Fund Series, the Aberdeen China A Fund Series may need to liquidate Chinese Securities to raise proceeds to satisfy the redemption request. While Chinese law will recognize the Aberdeen China A Fund Series as the holder of all cash available for repatriation, the procedures in the amended Trade Allocation Policy will be able to track which Fund(s) or Other Account(s) are entitled to receive repatriated proceeds in a given week, and which are not, by recording cash attributable to each Fund or Other Account in separate subaccounts on the books of the transfer agent of the Aberdeen China A Fund Series. The Trade Allocation Policy will be amended to reflect that cash proceeds received upon the sale of Chinese Securities, which will be recorded in the selling Aberdeen China A Fund Series’ account at the local custodian, can only be repatriated to the Fund or Other Account making the redemption request necessitating the repatriation through that Aberdeen China A Fund Series; under the Trade Allocation Policy, no other Fund or Other Account will be able to access or repatriate these cash proceeds.

If more than one Fund or Other Account seeks to repatriate proceeds at or about the same time, and Chinese regulations limit the aggregate amount of proceeds that may be repatriated at any given time to a level below the aggregate amount sought to be repatriated, the requests by the applicable portfolio manager(s) will be aggregated, if received at or about the same time, and proceeds available for repatriation will be allocated pro rata among requesting Funds and Other Accounts, based on requested amounts. As noted above, once the cash proceeds have been allocated and recorded in the selling Aberdeen China A Fund Series’ account at the local custodian, they can only be repatriated to the Fund or Other Account making the repatriation request. While each Fund or Other Account will have its own specific features and restrictions, the Advisers do not expect that any restrictions or regulations applicable to the Other Accounts will materially affect their repatriation needs, as compared to the Funds.

Access by the Funds and Other Accounts to the quota (i.e., to Chinese Securities) through an Aberdeen China A Fund Series is not expected to be limited. On a day to day basis, each Aberdeen China A Fund Series will utilize the quota that has been allocated by the respective Adviser or Aberdeen Affiliate. When an Aberdeen China A Fund Series has used up approximately 70% of the quota allocated to it, the respective Adviser or Aberdeen Affiliate will apply for additional quota.  Before any additional quota is approved, in the event that there is a shortfall or an anticipated shortfall in available quota, the Adviser or Aberdeen Affiliate will review whether there is any surplus quota allocated to a Fund, Other Account or Aberdeen China A Fund Series that could be reallocated to the Aberdeen China A Fund Series.  In the unlikely circumstances that there are times when an Aberdeen China A Fund Series’ investments will be limited by quota limitations,  access by the Funds and Other Accounts to Aberdeen China A Fund Series Interests will be allocated in accordance with the Advisers’ Trade Allocation Policy.

The Trade Allocation Policy, which the Advisers intend to amend to specifically address issues arising from the quota, will provide that, as with initial and secondary public offerings where an Adviser receives fewer shares of the offering than requested, Interests in an Aberdeen China A Fund Series will be allocated across eligible participating Funds and Other Accounts on a pro rata basis according to requested order size. Thus, when quota becomes available, portfolio managers for the Funds and Other Accounts, obtaining client approval if necessary, would submit indications of interest for Interests. These indications of interest will indicate the accounts for which Interests are sought and the amount of Interests sought, if available. If fewer Interests are available than are requested by the portfolio managers of the Funds and Other Accounts, Interests generally will be allocated across participating accounts on a pro rata basis according to requested order size.  However, there may be certain circumstances where the Advisers, consistent with the Trade Allocation Policy as it will be amended, may take into account other factors such that there is a deviation from an exact pro rata allocation in an effort to allocate Interests fairly across accounts.  For example, given that it can take several months to receive additional quota under the RQFII structure, there may be an instance where one Fund requests additional Interests months before they are available, while another Fund requests additional Interests a day before they are available. In that case, the Advisers may take the timing of the request into account and fulfill the first Fund’s entire request for additional Interests and offer the second Fund the remainder, if any, while the Advisers put in an additional request for quota so that it can satisfy the second Fund’s request.

While the total assets of a Fund or Other Account may have an indirect bearing on the number of Interests sought by a portfolio manager (i.e., larger Funds may request more total Interests), Interests will be allocated according to requested order size and not directly by the overall size of the account. Factors that may bear on the amount of Interests requested by any particular portfolio manager for a Fund or Other Account will vary in each case, but may include, without limitation, consistency of the investment with the account’s objectives, policies and strategies, eligibility of the account to invest in the Aberdeen China A Fund Series under applicable account guidelines or applicable law, the appropriateness of the investment in light of the objective, time horizon and risk management objectives, and whether the account’s liquidity position after the desired purchase will continue to maintain a level deemed to be adequate.

With the exception of the initial allocation to the Initial Funds and Initial Sub-Advised Funds, which will be consistent with the Trade Allocation Policy, the Advisers do not currently expect any Fund or Other Account to receive priority for obtaining quota by investing through an Aberdeen China A Fund Series.(32) Notwithstanding the foregoing, the Trade Allocation Policy provides that a client account may not receive an allocation if, in the judgment of the Advisers, the cash balance in the client account will be insufficient to pay for the Interests; current portfolio attributes make an allocation inappropriate or less suitable; or account-specific guidelines, objectives, restrictions, tax, legal, regulatory or liquidity considerations, the allocation received is de minimis, or other account-specific factors make an allocation inappropriate or less suitable. Thus, these provisos may have the practical effect in some cases of increasing allocations to a Fund or Other Account based on the suitability for the Fund or Other Account of an investment in the Aberdeen China A Fund Series or based on the investment objectives, strategies and restrictions of the Fund or Other Account. For example, the Advisers may give increased allocations to Funds and Other Accounts that have investment strategies that focus on China, on Asia, or on emerging markets over Funds and Other Accounts

(32)  The Applicants acknowledge that they are not requesting or receiving any exemptive relief with respect to this initial allocation as part of the Application.

that do not. The Advisers may in the future amend the Trade Allocation Policy expressly to provide priority access to quota to Funds and Other Accounts based on the suitability for the Fund or Other Account of an investment in the Aberdeen China A Fund Series or based on the investment objectives, strategies and restrictions, tax, legal, regulatory or liquidity considerations applicable to the Fund or Other Account. Nonetheless, the Advisers believe that allocations on these terms are fair and equitable to all Funds and Other Accounts because clients investing in some strategies (e.g., those focused on developed markets) would expect relatively less investment in China.

The Advisers, through the administration of their compliance programs, have experience with the Trade Allocation Policy and its operation in the context of initial public offerings and other limited opportunities, and expect that the allocation of Interests will be managed in a similar manner to the allocation of other limited opportunities. As discussed in this Application, the Trade Allocation Policy, which will govern allocations of Chinese Securities to different Aberdeen China A Fund Series, allocations of opportunities to invest in the Aberdeen China A Fund Series to Funds and Other Accounts and opportunities to repatriate proceeds from the sale of Chinese Securities and the redemption of Interests will be reasonably designed so that all such allocations are fair and equitable. The Trade Allocation Policy may be amended over time and is expected to allow modification to standard allocation methodologies in certain instances, provided that the modification is reported to the Advisers’ CCO. In any case, the Trade Allocation Policy and its application, like the allocation of other limited opportunities, will be under the oversight of the Advisers’ compliance department, and compliance with the Policy with respect to the Funds will be overseen by the Funds’ CCO and the Funds’ Boards. As such, the Advisers’ CCO and the CCO of the Funds will review the adequacy of the Trade Allocation Policy and the effectiveness of its implementation.

The quota, as noted, may be reduced or revoked if AAMAL (or if other Advisers in the future receive a license, by the relevant Adviser)  does not invest the full amount of its quota over a phase-in period, or if it repatriates its investments below the quota amount. The Advisers will not, however, when making investment decisions for the Funds or Other Accounts, take into consideration whether redeeming Interests of an Aberdeen China A Fund Series may cause the sale of Chinese Securities and the repatriation of proceeds that could impact the continued availability of the quota. In other words, the Advisers will not forego redeeming Interests in an Aberdeen China A Fund Series by a Fund simply because the sale results in the Aberdeen China A Fund Series investing less than the quota, and will make the investment decision to redeem Interests of Aberdeen China A Fund Series independent of quota considerations. Even if additional Aberdeen China A Fund Series are established in the future, the existence of additional Aberdeen China A Fund Series does not guarantee that quota will be maintained, and investment decisions will continue to be made independent of quota considerations.(33)  The Advisers will also not take into consideration whether buying Interests in an Aberdeen China A Fund Series could affect the continued availability of the quota.

As noted above, additional series of the Commingled LLC may be created in the future. These additional series may be established to invest in different Chinese Securities based generally on the particular characteristics of those companies, for example by market capitalization, industry sectors or groupings, company growth or income prospects, or other criteria. Any determination to create additional Aberdeen China A Fund Series would be driven by the investment focus, needs and objectives

(33)   To the extent material to a Fund’s investment program, its registration statement will include a discussion of investment in Chinese Securities through the Initial Aberdeen China A Fund, and the risks associated with the potential loss of quota if it is not maintained. Comparable disclosure, if deemed to be a significant investment strategy or method of analysis, will also be included in the Advisers’ Form ADV, Part 2A.

of investing Funds or Other Accounts, and the decision would be reached through an investment process supervised by the Advisers’ senior management and overseen by its compliance department. For example, if in the future additional Funds or Other Accounts were established with investment mandates that focused on different market capitalizations or company characteristics or narrower market segments or industries, it may be appropriate to establish additional Aberdeen China A Fund Series that share those attributes in order to provide those Funds or Other Accounts with different or narrower mandates or more tailored opportunities to invest in Chinese Securities. Investments in any such new Aberdeen China A Fund Series would be available to any Fund or Other Account, and portfolio managers for the Funds or Other Accounts (under the oversight of the Advisers’ compliance departments and, in the case of the Funds, as part of the investment process overseen by each Fund’s Board) would determine if such an investment was appropriate for the Funds and Other Accounts.

Importantly, as discussed below, the establishment of any new Aberdeen China A Fund Series will not require any Fund or Other Account to redeem an investment to make quota available to the new series; quota will be made available to a new Aberdeen China A Fund Series, and thus Funds and Other Accounts investing in that series, only if it is otherwise available due to the investment decisions of portfolio managers made independent of quota considerations, or client outflows or terminations.

If  the Commingled LLC adds a new series, the Advisers will not reduce the amount of quota allocated to the Initial Aberdeen China A Fund (or any other Aberdeen China A Fund Series in existence at the time). The Advisers will allocate quota to a new series only if quota is otherwise available at the time the new series is established. Thus, the Advisers would not redeem Interests in existing Aberdeen China A Fund Series to “free up” quota for a new series; rather, the new series would be established only if, due to decisions independent of quota considerations (such as investment decisions, client withdrawals or account closings), quota is otherwise available.(34) The allocation of available quota would then, as with new investments into the Initial Aberdeen China A Fund, be subject to the Advisers’ Trade Allocation Policy and the compliance reviews thereunder, as described above.

If the Advisers determine that there is more internal demand for Interests than can be accommodated through existing quota (which could result from the creation of additional Aberdeen China A Fund Series), an Adviser may seek an increase in quota if it believes that it is otherwise appropriate and that it is reasonably likely that the Chinese authorities will grant such an increase.

As discussed above, the Commingled LLC, as a Delaware limited liability company, will not have its own board of directors or trustees. Because the Initial Aberdeen China A Fund, a series of the Commingled LLC, is designed, however, as a means to obtain exposure to Chinese Securities for investing Funds, each Fund’s Board will oversee the Advisers’ management

(34)  For example, there would be no quota to allocate to a new Aberdeen China A Fund Series, even if such a series was established, if: the Initial Aberdeen China A Fund is fully invested up to the maximum quota granted to AAMAL unless AAMAL applies for, and is granted, additional quota that can be assigned to the Aberdeen China A Fund Series; the portfolio managers for the Funds and Other Accounts do not seek to reduce their holdings and there is no reduction in overall assets of a Fund or Other Account which would lead its portfolio managers to rebalance the portfolios by redeeming Interests); and no Fund or Other Account terminates an Adviser’s services. If, however, portfolio managers seek to reduce exposure to Chinese Securities independent of quota considerations and redeem Interests, quota would then become available. Similarly, if a Fund or Other Account terminated an Adviser’s advisory services, quota would become available. This quota would then be available equally to the Initial Aberdeen China A Fund and any additional series, and thus to investing Funds or Other Accounts in each such Aberdeen China A Fund Series, and it would be allocated between series based on the Advisers’ Trade Allocation Policy, which is described above. In this manner, even if a Fund or Other Account had no interest in acquiring Interests of a new Aberdeen China A Fund Series (for example, if the focus of that series was not suitable for a Fund’s or Other Account’s investment objective), each Fund or Other Account would still have equal opportunity to acquire additional quota and exposure to Chinese Securities because it could seek exposure to the series most suitable to it.

and operation of the Initial Aberdeen China A Fund and any other Aberdeen China A Fund Series invested in by the Funds.(35) A Fund’s Board would not, however, have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts. Investments in the Aberdeen China A Fund Series will be made by a Fund’s portfolio manager(s) only in accordance with the relevant Fund’s objective and policies. A Fund’s Board will oversee the Fund’s investment in the Aberdeen China A Fund Series in the same manner that it oversees the Fund’s other investments. The selection of particular Chinese Securities for an Aberdeen China A Fund Series will be made by the portfolio manager(s) for the Aberdeen China A Fund Series.

Interests in an Aberdeen China A Fund Series used by the Funds will be valued daily in accordance with the Funds’ valuation procedures as approved by each Fund’s Board and in accordance with Section 2(a)(41) of the 1940 Act. Chinese Securities generally trade in liquid markets, and prices on the exchange reflect the amount (in Chinese renminbi) that could be obtained upon sale of Chinese Securities. As noted in this Application, proceeds from sales of Chinese Securities cannot be immediately repatriated to an Aberdeen China A Fund Series and thus to a Fund. In accordance with delegated authority from the applicable Fund Board and consistent with the Adviser’s and Funds’ valuation procedures, the Adviser’s Valuation Committee, as it does for all securities held by the Fund, will consider all relevant facts and circumstances, including (if relevant) the length of time before proceeds can be repatriated, and determine if market quotations are unavailable or have become unreliable, in which case the Valuation Committee will determine the fair value in accordance with Section 2(a)(41) of the 1940 Act.

Under the Advisers’ and Funds’ valuation procedures, the market values for foreign, exchange-traded equity securities, such as certain Chinese Securities, are provided by a third party pricing vendor and are generally determined based upon the last sale price on the principal exchange on which the security is primarily traded as reported by that exchange at its trading session ending at or most recently prior to the time at which the Fund calculates its daily net asset value. The foreign currency price reported from the exchange will be converted daily to U.S. dollars based on the spot exchange rate determined most recently prior to the time at which the Fund calculates its daily net asset value. The Funds value any exchange traded securities for which market quotations are unavailable or have become unreliable at that security’s fair market value in accordance with Section 2(a)(41) of the 1940 Act.

As discussed in this Application above, an Aberdeen China A Fund Series’ holdings will be maintained by a local custodian who will work closely with the global custodian. These custodial arrangements, insofar as they relate to Aberdeen China A Fund Series used by the Funds, will be overseen by each Fund’s Board, as if the local custodian was providing services directly to the Funds. Thus, in conformity with Rule 17f-5 under the 1940 Act, Chinese Securities held by Aberdeen China A

(35)  The Initial Funds and Initial Sub-Advised Funds do not all have the same Board of Directors/Trustees. If another registered investment company is established in the future with a different Board of directors/trustees than those of the Initial Funds, and that investment company, or its series, invests in the same Aberdeen China A Fund Series invested in by the Initial Funds and Initial Sub-Advised Funds, both boards will oversee the Advisers’ management and operation of that Aberdeen China A Fund Series to the extent required to oversee the Funds’ investment in the Aberdeen China A Fund Series. Like the Initial Funds’ and Initial Sub-Advised Funds’ Boards, that separate board would not, however, have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts, including to any Funds it does not oversee. Common issues could be overseen by all boards, much like the oversight provided by different boards in fund complexes that have established board “clusters.” At the same time, each board would oversee the investments made by the Funds under their oversight in the Aberdeen China A Fund Series in the same manner that they would oversee other investments by those Funds.

Fund Series used by the Funds will be held by an Eligible Foreign Custodian, as defined in that Rule, which will be overseen by the global custodian and the Funds’ “Foreign Custody Manager.”(36) The Foreign Custody Manager will, as is the case with the Funds’ direct investments in other foreign jurisdictions, be responsible for monitoring the local custodian, for determining that the Chinese Securities will be subject to reasonable care, based on standards applicable to custodians in China, and for providing periodic reports to the Board. The Foreign Custody Manager will ensure that the arrangement with the local custodian is governed by a contract meeting the standards of Rule 17f-5 as if the Funds held Chinese Securities directly.

Essentially, although the local custodian will be directly providing services to the Aberdeen China A Fund Series used by a Fund, and not the Fund directly, each Fund and that Fund’s Board will have substantially equivalent rights to an arrangement under which the local custodian was directly holding assets of the Fund. While this arrangement may have collateral benefits for the Aberdeen China A Fund Series itself and for Other Accounts, the Fund’s Board would not have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts.

As noted above, the Chinese Securities held by an Aberdeen China A Fund Series will be maintained with a foreign securities depository — the CSDCC — which will recognize the Aberdeen China A Fund Series as the owner of the Chinese Securities. These arrangements, insofar as they relate to Chinese Securities held by an Aberdeen China A Fund Series used by the Funds, will be effected in conformity with Rule 17f-7 under the 1940 Act, as if the Funds’ holdings were directly maintained with the CSDCC. Thus, the CSDCC will have to qualify as an eligible securities depository; the arrangements will be subject to risk-limiting safeguards that include risk reporting by the primary custodian to the Board, as if the Funds’ assets were maintained with the CSDCC; the primary custodian (or its agent) will be responsible for monitoring the custody risks associated with maintaining assets with the CSDCC on a continuous basis, and promptly notifying the Board and the Advisers of any material change in these risks; and the arrangements will be overseen by each Fund’s Board. Essentially, although the assets of Aberdeen China A Fund Series will be maintained with the CSDCC, and not the Funds’ assets directly, the arrangements will be monitored and reports provided to the Board as if it were the Funds’ assets maintained directly with the CSDCC. While this arrangement may have collateral benefits for an Aberdeen China A Fund Series itself and for Other Accounts, the Fund’s Board would not have oversight responsibilities for, or any legal obligation to, the Aberdeen China A Fund Series itself, or to any of the Other Accounts.

In the event that an Adviser is terminated as investment adviser or sub-adviser to a Fund(37) or a Fund is reorganized into a fund managed by a different manager,(38) the Fund would lose its access to an Aberdeen China A Fund Series, although it may not be able to liquidate its position in the Aberdeen China A Fund Series immediately, due to repatriation restrictions, it would

(36)  The Other Accounts and Future Funds may have different global custodians. To the extent an Aberdeen China A Fund Series uses a different global custodian than that used by the Funds, the Funds’ global custodian or Foreign Custody Manager would oversee the Aberdeen China A Fund Series’ global custodian as well, and the Board would continue to have oversight of the Aberdeen China A Fund Series’ global custodian as if that global custodian provided services directly to the Funds.

(37)  The Chinese authorities do not permit the transfer or assignment of a QFII/RQFII license or quota to a third party, as the Chinese authorities would require that, prior to any transfer, the new manager apply for, and receive, a license and quota based on its own experience and capabilities.

(38)  In the case of a reorganization of a Fund into a fund managed by a different manager, such a reorganization would typically require approval by the boards of both funds and shareholders of the target fund. If material to the approval, the liquidation of Interests and loss of exposure to Chinese Securities would be disclosed to and considered by the relevant parties before providing their approvals.

be permitted to retain investments in the Aberdeen China A Fund Series for a reasonable time period. The Advisers will not force the immediate sale of Chinese Securities to raise proceeds for any Fund’s redemption from an Aberdeen China A Fund Series  (if so desired by the successor manager or manager of the acquiring fund) if it would cause harm to the Fund. In the event an Adviser is terminated and there is no longer an Adviser or Aberdeen Affiliate serving as adviser or sub-adviser to the entire portfolio of any Fund, the Adviser will act in good faith to accomplish the orderly transition of the Fund’s advisory services, and would work with the successor manager to seek to transfer holdings in Chinese Securities to another manager, if desired by the successor manager.(39) Any such transition would be overseen by the Fund’s Board.

F.                                      The Requested Relief

Applicants hereby request, subject to the terms and conditions set forth herein, that the Commission issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act, solely to the extent necessary to permit certain joint transactions.

II.                                                                                   REQUEST FOR EXEMPTIVE RELIEF AND LEGAL ANALYSIS

The proposed transactions involving the Funds, the Aberdeen China A Fund Series and the Advisers may involve Sections 17(a) and 17(d) of the 1940 Act, and Rule 17d-1 thereunder, depending on whether such entities are affiliated persons of one another as defined in Section 2(a)(3) of the 1940 Act and depending on the nature of the transactions.

A.                                    Sections 17(a) and 17(b)

Sections 17(a)(1) and 17(a)(2) of the 1940 Act provide, in substance, that it is unlawful for any affiliated person of a registered investment company, or an affiliated person of such a person, acting as principal, to sell any security (other than any security of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities) to, or purchase any security from, such investment company.

Section 17(b) of the 1940 Act provides, in substance, that the Commission shall issue an order of exemption from Section 17(a) if:

(1)                                 The terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;

(2)                                 The proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under [the 1940 Act]; and

(3)                                 The proposed transaction is consistent with the general purposes of [the 1940 Act].

Section 2(a)(3) of the 1940 Act provides:

(39)  In light of the Chinese regulatory regime and depending on who the successor manager is, such a transition may take some time or may not be feasible, in which case the Advisers would work with a Fund’s successor manager to liquidate Chinese Securities investments and return capital to the Fund in a timely and cost-effective manner.

“Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person;(B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser  thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof.

Section 2(a)(9) defines “control” to mean “the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company.”(40) It is expected that one or more Funds and Other Vehicles will own at least 5% and, potentially, more than 25% of the Interests of the Initial Aberdeen China A Fund or another Aberdeen China A Fund Series. While Interests of an Aberdeen China A Fund Series will be non-voting interests, a Fund or Other Vehicle could be deemed to be an affiliated person of the Initial Aberdeen China A Fund or another Aberdeen China A Fund Series by virtue of its power to exercise a controlling influence over the management or policies of such entities under Section 2(a)(3)(C). Furthermore, as the investment advisers to the Funds, the Advisers are affiliated persons of the Funds that they advise under Section 2(a)(3)(E) and, because AAMI is the managing member of the Commingled LLC, the Initial Aberdeen China A Fund or another Aberdeen China A Fund Series may be deemed to be under AAMI’s control under Section 2(a)(3)(C), resulting in each Aberdeen China A Fund Series being deemed an affiliated person of an affiliated person of certain, if not all, of the Funds. Since the Funds and the Aberdeen China A Fund Series may share a common investment adviser or investment advisers that are wholly-owned by the same parent company, they may be deemed to be first-tier affiliates by virtue of arguably being under common control for purposes of Section 2(a)(3)(C). If a Fund and an Aberdeen China A Fund Series are deemed affiliates of each other, or even second-tier affiliates, the sale of Interests of the Aberdeen China A Fund Series to the Funds, and the redemption of such Interests by the Funds, would be prohibited under Section 17(a) of the 1940 Act unless the requirements of Section 17(b) of the 1940 Act are satisfied.

In addition, if a Fund was deemed to be an affiliate of the Initial Aberdeen China A Fund or another Aberdeen China A Fund Series by virtue of its holdings or its power to exercise a controlling influence over the management or policies of such entities, and an Other Vehicle was also deemed to be an affiliate of the Initial Aberdeen China A Fund or another Aberdeen China A Fund Series for the same reason, the Fund and the Other Vehicle could be deemed to be second-tier affiliates of each other. The Funds and Other Vehicles have portfolio holdings besides the Interests and, in the regular course of investment operations, each may find it advantageous to engage in transactions in portfolio securities with another Fund or Other Vehicle. The Funds currently rely on Rule 17a-7 to engage in purchase or sale transactions between such Funds and Other Vehicles, when appropriate and the conditions of the Rule are otherwise satisfied. However, if a Fund and an Other Vehicle were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with the Initial Aberdeen China A Fund or another Aberdeen China A Fund Series, purchase or sale transactions between the Fund and the Other Vehicle involving

(40)  Although control is presumed where a person owns beneficially more than 25 per centum of the voting securities of a company, and presumed not to exist where a person does not beneficially own 25 per centum of a company’s voting securities, as potentially a significant holder of Interests of an Aberdeen China A Fund Series, even if ownership is of non-voting securities, a Fund or Other Vehicle may be deemed to “control” such Aberdeen China A Fund Series and potentially the Commingled LLC, depending on the size of the holding relative to other investments in the Aberdeen China A Fund Series.

portfolio securities would be prohibited by Section 17(a) of the 1940 Act, and they may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule.(41)

B.                                    Sections 17(d) and Rule 17d-1 Thereunder

Section 17(d) of the 1940 Act provides in pertinent part:

It shall be unlawful for any affiliated person of ... a registered investment company ... or any affiliated person of such a person ... acting as principal to effect any transaction in which such registered company, or a company controlled by such registered company, is a joint or a joint and several participant with such person ... or affiliated person, in contravention of such rules and regulations as the commission may prescribe for the purpose of limiting or preventing participation by such registered or controlled company on a basis different from or less advantageous than that of such other participant.

Rule 17d-1 thereunder provides in pertinent part that:

(a) No affiliated person of or principal underwriter for any registered investment company... and no affiliated person of such a person or principal underwriter, acting as principal, shall participate in, or effect any transaction in connection with, any joint enterprise or other joint arrangement or profit-sharing plan in which any such registered company, or a company controlled by such registered company, is a participant, and which is entered into, adopted or modified subsequent to the effective date of this rule, unless an application regarding such joint enterprise, arrangement or profit-sharing plan has been filed with the Commission and has been granted by an order entered prior to the submission of such plan or modification to security holders for approval, or prior to such adoption or modification if not so submitted, except that the provisions of this rule shall not preclude any affiliated person from acting as manager of any underwriting syndicate or other group in which such registered or controlled company is a participant and receiving compensation therefor.

(c) “Joint enterprise or other joint arrangement or profit-sharing plan” as used in this section shall mean any written or oral plan, contract, authorization or arrangement, or any practice or understanding concerning an enterprise or undertaking whereby a registered investment company or a controlled company thereof and any affiliated person of or a principal underwriter for such registered investment company, or any affiliated person of such a person or principal underwriter, have a joint or a joint and several participation, or share in the profits of such enterprise or undertaking, including, but not limited to, any stock option or stock purchase plan, but shall not include an investment advisory contract subject to section 15 of the Act.

In the event that the Funds (by purchasing Interests in the Aberdeen China A Fund Series), the Advisers (by managing the portfolio securities of the Aberdeen China A Fund Series and the Funds at the same time that the Funds are invested in Interests of the Aberdeen China A Fund Series and/or by providing a nominal tax matters partner investment in the Aberdeen China A Fund Series), and the Aberdeen China A Fund Series (by selling its Interests to, and redeeming its Interests from, the Funds) could be deemed to be participants in a joint enterprise or other joint arrangement within the meaning of Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, the Applicants request the Order solely to the extent necessary to permit certain joint transactions, as described in this Application.

Subsection (b) of Rule 17d-1 provides that, in passing upon applications made under such Rule, the Commission will

(41)  Rule 17a-7 under the 1940 Act provides an exemption for certain purchase or sale transactions between a Fund and certain affiliated persons. Provided the conditions in Rule 17a-7(a) through (g) are met, Rule 17a-7 is available, by its terms, to purchase or sale transactions between registered investment companies or separate series of registered investment companies, which are affiliated persons, or affiliated persons of affiliated persons, of each other, between separate series of a registered investment company, or between a registered investment company or a separate series of a registered investment company and a person which is an affiliated person of such registered investment company (or affiliated person of such person) solely by reason of having a common investment advisor or investment advisers which are affiliated persons of each other, common directors, and/or common officers.

consider whether the participation by the investment company in the joint enterprise or arrangement is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

C.                                    Section 6(c)

Section 6(c) of the 1940 Act provides that the Commission may by order upon application conditionally or unconditionally exempt any person, security or transaction, or class of persons, securities or transactions, from the provisions of the 1940 Act or from any rule thereunder if the exemption is (i) necessary or appropriate in the public interest, (ii) consistent with the protection of investors, and (iii) consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

In sum, Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

III.                                                                              IN SUPPORT OF RELIEF REQUESTED

A.                                    General

For the reasons set forth below, the Applicants believe that the creation of the Aberdeen China A Fund Series, and the investment by the Funds in Interests of the Aberdeen China A Fund Series, will be appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. The Applicants also believe that, with respect to the relief requested under Section 17(b), the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and the transactions are consistent with the policy of each registered investment company and with the general purposes of the 1940 Act.

Further, the multiple Aberdeen China A Fund Series (to the extent that more than one Aberdeen China A Fund Series is established) will allow the Funds to obtain exposure to Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. Further, the Aberdeen China A Fund Series will allow each Fund or Other Account to select portfolio investments suited to the investment mandate and investment style of the particular Fund or Other Account, increasing the benefits of investing in Chinese Securities. Because the Initial Aberdeen China A Fund, and any future Aberdeen China A Fund Series, will be managed by AAMI and/or AAMAL portfolio managers, the portfolio managers of the Funds and Other Accounts, who, in some cases, may be the same individuals that manage the Aberdeen China A Fund Series, will be able to evaluate the types of investments made by the Aberdeen China A Fund Series when evaluating whether to invest in the Aberdeen China A Fund Series.(42)

The various Aberdeen China A Fund Series may be managed to invest in different Chinese companies based generally on the particular characteristics of those companies. For example, securities of companies with different market capitalizations can be purchased by different Aberdeen China A Fund Series. The establishment of different Aberdeen China A Fund Series will allow the portfolio manager of each Fund or Other Account to invest in an Aberdeen China A Fund Series more suited to the Fund’s or Other Account’s investment needs. For example, if Aberdeen China A Fund Series are established to focus on A Shares of companies with different market capitalizations, a Fund with an investment strategy focused on international small cap issuers may invest in an Aberdeen China A Fund Series focused on smaller capitalization companies, and forego investment in Aberdeen China A Fund Series that focus on larger capitalization issuers. A Fund could also invest in multiple (to the extent established) Aberdeen China A Fund Series to further tailor its particular exposures to Chinese Securities.

The series structure of the Aberdeen China A Fund Series will allow the Commingled LLC expenses to be charged more directly to the Aberdeen China A Fund Series that incur the expenses, rather than across the entire pool.(43) For example, an Aberdeen China A Fund Series that engages in fewer portfolio transactions will expect to incur lower brokerage and transaction costs than an Aberdeen China A Fund Series with more portfolio transactions, and the structure allows such expenses to be charged only to the Aberdeen China A Fund Series that incur the expense. To the extent other expenses are generated by a particular Aberdeen China A Fund Series’ activities, such as accounting fees, those expenses will be charged only to that Aberdeen China A Fund Series, rather than across all of the Commingled LLC’s assets, which might include Aberdeen China A Fund Series that do not benefit from the services generating the expense. Each Fund’s or Other Account’s Interests in a particular Aberdeen China A Fund Series would, however, be subject to a proportionate amount of expenses incurred by the Aberdeen China A Fund Series, like shareholders of a mutual fund.

The series structure will be subject to significant safeguards. Investments in Chinese Securities through an Aberdeen China A Fund Series will be subject to the Advisers’ Trade Allocation Policy, under the supervision of the Advisers’ and the Funds’ CCOs, and compliance with the Policy with respect to the Funds will be overseen by each Fund’s CCO and the Fund’s Board, as discussed in more detail in Section I.E. in this Application.

The series structure of the Aberdeen China A Fund Series, which will be structured and administered in the same way that numerous private funds structure their capital accounts, will enable the Aberdeen China A Fund Series to serve as vehicles for each Fund and Other Account to invest in Chinese Securities in a manner designed to provide the benefits of new investment exposures and opportunities for the Funds. This structure will be subject to safeguards, discussed in this Application, to ensure that the Aberdeen China A Fund Series will not be used inappropriately. Further, subject to the relief requested in this Application, Applicants will not use an Aberdeen China A Fund Series as a means to, directly or indirectly, cause to be done any act or thing through or by means of which it would be unlawful for Applicants to do under the 1940 Act or any rule, regulation

(42)  As noted above, Applicants do not believe that an investment in a fund managed by another manager provides the same investment opportunity or benefits as an investment in the Aberdeen China A Fund Series, since the Aberdeen China A Fund Series will be managed by the Advisers in accordance with techniques and strategies familiar to and expected by Fund investors.

(43)  The Aberdeen China A Fund Series, to the extent more than one is established, would hold distinct assets and will be like the different series of a series investment company, which is relatively common, and unlike investments in different classes of a fund, which have rights to a common pool of assets.

or order thereunder.

B.                                    Sections 17(a) and 17(b)

Section 17(a) of the 1940 Act was enacted to prevent affiliated persons of an investment company from using their influence or control to sell securities or other property to the investment company at a price higher than the fair market value. The Section is designed to prevent “overreaching” on the part of the affiliated person and to ensure that all transactions between the affiliate and the investment company are on an arm’s-length basis. Section 17(b) of the 1940 Act provides that the Commission may, upon application, grant an order exempting the Applicants from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transactions, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned, and that the proposed transactions are consistent with the policy of each registered investment company concerned and with the general purposes of the 1940 Act.

The Applicants believe that the terms of the proposed transactions are reasonable and fair and consistent with the general purposes of the 1940 Act as well as with the investment policies of the Funds as recited in their registration statement and reports filed under the 1940 Act for the following reasons. For the same reasons, the Applicants believe that the proposed transactions are in the best interests of the Funds and their shareholders.

As discussed in this Application and condition 2 of this Application, no Adviser, Aberdeen Affiliate or Unaffiliated Manager will receive a fee from the Commingled LLC in connection with the Funds for advising the Aberdeen China A Fund Series. This condition is designed so that an Adviser will not receive duplicative investment management fees(44) for managing the same assets when invested in the Aberdeen China A Fund Series, so it will have no pecuniary incentive to “over allocate” a Fund’s assets to the Aberdeen China A Fund Series. The Aberdeen China A Fund Series will be utilized as economically viable means to provide Fund shareholders (and Other Accounts), to the extent consistent with the Trade Allocation Policy and a Fund’s (or Account’s) investment objective and policies, exposure to Chinese Securities.(45) The Advisers, as the Funds’ advisers, and AAMI, as the managing member of the Commingled LLC, do not stand to benefit financially from the arrangement (other than if the Funds’ assets increase by virtue of the exposure to the Chinese Securities market and the Advisers’ advisory fees therefore increase). In addition, the Funds, as holders of Interests of the Aberdeen China A Fund Series, will not be subject to any sales load, distribution fee or service fee, as set forth in condition 2 of this Application. Additionally, the Aberdeen China A Fund Series do not intend to charge a redemption fee. Further, as specified in condition 3 of this Application, administrative fees will be paid by the Aberdeen China A Fund Series used by the Funds to an Adviser, Aberdeen Affiliate or Unaffiliated Manager only upon a determination by each Fund’s Board, including a majority of board members who are not “interested persons” of the relevant Fund (as defined in Section 2(a)(19) of the 1940 Act) (“Independent Board Members”), that the fees are for services in addition to, rather than duplicative of, services rendered to the Funds directly.(46) While the Aberdeen China A Fund Series will pay fees to certain other service providers, the services that will be provided thereby will be in addition to the various services provided to the Funds under existing service contracts (e.g., custodial, legal and accounting services). There will be no distribution, dividend disbursement or non-duplicative shareholder communication costs associated with the proposed structure.

(44)  An Adviser would still be entitled to receive applicable advisory fees from the Funds or Other Accounts. See note 11.

(45)  As discussed above, the Applicants do not believe it is practical or feasible for Funds or Other Accounts to apply for quota individually.

(46)  It is not expected that an Adviser, Aberdeen Affiliate or Unaffiliated Manager will receive fees for administrative services provided to the Aberdeen China A Fund Series, as administrative services will be provided by a third party.

Thus, any fees associated with the structure will not be duplicative because “distinct services will be provided at each level”(47) of the structure. Moreover, Applicants submit that the opportunity to invest in Chinese Securities outweighs these minimal incremental costs. The only investors in the Aberdeen China A Fund Series will be the Funds and the Other Accounts, so there are no affiliated persons in which the Advisers or their personnel have an interest (other than as beneficial owners of sponsored Funds that invest in the Aberdeen China A Fund Series) who might stand to benefit or could gain by overreaching.

Each Fund will have the ability, through an investment in the Aberdeen China A Fund Series, to obtain exposure to Chinese Securities and thereby a greater variety and number of Chinese companies than they otherwise could obtain, providing the Funds access to investment opportunities that they currently cannot access due to the Chinese regulations discussed in this Application. As discussed in this Application, the use of the Aberdeen China A Fund Series are designed to provide these benefits in an economically viable structure that is subject to safeguards, while reducing potential conflicts among Funds and Other Accounts and allowing expenses to be charged more directly to the Aberdeen China A Fund Series incurring the expense.

In light of the above, the Applicants believe that shareholders of the Funds will not be disadvantaged or subjected to overreaching because of the fact that an Aberdeen China A Fund Series could be deemed an affiliate of the Funds. To the contrary, the Applicants believe that the proposed investment structure is in the best interests of shareholders of the Funds, and that shareholders will realize benefits from exposure to Chinese Securities not otherwise available. As discussed above, and as specified in condition 3 of this Application, the interests of shareholders of the Funds will be further protected by the requirement that administrative fees will be paid by the Aberdeen China A Fund Series used by the Funds to an Adviser, Aberdeen Affiliate or Unaffiliated Manager, if any, only upon a determination by each Fund’s Board, including a majority of the Independent Board Members, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly, and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. In making the latter determination, each Fund’s Board will consider the proposed administrative fees to be paid by the Aberdeen China A Fund Series used by the Funds to an Adviser, Aberdeen Affiliate or Unaffiliated Manager in relation both to the specific nature and quality of the services provided and the comparable, market-based rates that are usual and customary for the provisions by others of such services, as such rates are reasonably ascertainable and such other information as is relevant to each Board’s determination. Finally, and as noted above, an Adviser will not receive duplicative fees for advising the same assets.

Applicants are also proposing that the Funds be permitted to engage in certain purchase and sale cross transactions in securities (“Cross Transactions”). It is expected that these transactions will be between a Fund seeking to implement a portfolio strategy and an Other Vehicle seeking to raise or invest cash, or vice versa. Cross Transactions will provide the Funds with an additional source of liquidity and an additional source of securities for investment. The Funds currently rely on Rule 17a-7 to engage in such Cross Transactions. However, if a Fund and an Other Vehicle were deemed to be second-tier affiliates of each other by virtue of their ownership or control affiliations with an Aberdeen China A Fund Series, Cross Transactions would be prohibited by Section 17(a) of the 1940 Act, and the Funds may not be entitled to rely on Rule 17a-7 under the 1940 Act for such transactions because they would no longer be affiliated solely for the reasons permitted by the Rule. Applicants would not

(47)  SBSF Funds, Inc., Investment Company Act Release Nos. 22486 (January 30, 1997) (notice), at *4 and 22526 (February 25, 1997) (order).

engage in Cross Transactions involving Interests and, to the extent multiple Aberdeen China A Fund Series are created, the Aberdeen China A Fund Series will not engage in cross trades between the Aberdeen China A Fund Series.

When engaging in Cross Transactions, the Funds and Other Vehicles will comply with the requirements set forth in Rule 17a-7(a) through (g). Rule 17a-7 is designed to assure independent verification of the price of the transaction. The potential affiliations created by the Aberdeen China A Fund Series structure do not affect the other protections provided by the Rule, including the integrity of the pricing mechanism employed, and oversight by each Fund’s Board.

Cross Transactions do not raise the types of concerns that Section 17(a) of the 1940 Act was designed to address.(48) All Cross Transactions will be effected at the independent current market value of the security being traded in compliance with Rule 17a-7(b). Effecting Cross Transactions at the current market value assures that there is an independent basis for determining the value of the securities. No brokerage commission, fee or other remuneration will be paid in connection with the transactions. Thus, Applicants believe that Cross Transactions will be reasonable and fair, and will not involve overreaching, and will be consistent with the purposes of the 1940 Act and the investment policy of each Fund.

As discussed in this Application, because each of the Advisers and the Funds generally has the same or similar valuation procedures, they would tend to value Chinese Securities using a substantially identical methodology.  Therefore, each Fund should generally receive Interests in the Aberdeen China A Fund Series that are of a net asset value that is comparable to the value that the Fund would have assigned the underlying securities under its valuation procedures had the Fund owned those securities directly.  This similarity in valuation procedures will help ensure that the consideration received for Interests of the Aberdeen China A Fund Series as well as the consideration paid for redemptions of Interests of the Aberdeen China A Fund Series is fair and reasonable.

C.            Section 17(d) and Rule 17d-1

The Applicants seek an order of the Commission permitting certain joint transactions that might otherwise be prohibited by the provisions of Section 17(d) of the 1940 Act, which prohibits joint arrangements involving registered investment companies and their affiliated persons. Rule 17d-1(b) indicates that, in passing upon such applications, the Commission will consider whether the participation of such registered company in such joint enterprise, joint arrangement or profit-sharing plan on the basis proposed is consistent with the provisions, policies and purposes of the 1940 Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

It is respectfully submitted that the proposed transactions meet these standards, since the participation of each Fund in the Commingled LLC will not be on a basis different from or less advantageous than that of the other Funds or the Other Accounts. The opportunity for each Fund or Other Account to obtain exposure to Chinese Securities, subject to tax, legal, regulatory, client-imposed investment restrictions, suitability, and liquidity considerations, will be managed through the Advisers’ Trade Allocation Policy, and this opportunity will be available equally even if additional Aberdeen China A Fund Series are established. Moreover, the series structure of the Commingled LLC will permit, to the extent more than one Aberdeen China A Fund Series is established, Funds and Other Accounts to invest in Aberdeen China A Fund Series that invest in

(48)  See, e.g., Credit Suisse Asset Management, LLC, et al., Investment Company Act Release Nos. 25789 (October 29, 2002) (notice) and 25832 (November 22, 2002) (order).

companies based on differing investment characteristics or criteria. Any investment will only be made if it is consistent with a Fund’s investment objective and policies as recited in its registration statement in accordance with condition 1 of this Application. The Funds and Advisers’ investment of the Funds’ assets in the Aberdeen China A Fund Series will be overseen by each Fund’s Board and their Independent Board Members. Allocations of Chinese Securities to different Aberdeen China A Fund Series, and allocations of opportunities to invest in the Aberdeen China A Fund Series, including additional Aberdeen China A Fund Series, by Funds and Other Accounts, will be subject to the Advisers’ Trade Allocation Policy, under the supervision of the Advisers’ and the Funds’ CCO, and compliance with the Policy with respect to the Funds will be overseen by each Fund’s Board, and thus the Advisers will take reasonable steps to make sure that allocations among the Funds and Other Accounts are fair and equitable. Further, the Aberdeen China A Fund Series used by the Funds will be administered, and audited, in a manner consistent with best practices in the private fund industry.

D.            Section 6(c)

Because Section 17(b) of the 1940 Act could be interpreted to exempt only a single transaction, the Applicants also seek relief pursuant to Section 6(c) of the 1940 Act solely to the extent necessary to permit the transactions described in this Application, including Cross Transactions. Under Section 6(c) of the 1940 Act, the Commission may exempt any person or transaction from any provision of the 1940 Act or any rule or regulation thereunder “if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act.

It is respectfully submitted that the transactions contemplated by the proposals described herein are “necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions” of the 1940 Act because, as described above, the Chinese Securities market is a growing and increasingly important source of potential investment opportunities for the Funds. For the reasons discussed above, investing in Chinese Securities will provide the Funds access to important investment opportunities that they currently cannot access because of Chinese regulations. The only viable means to provide this access is through a pooled investment vehicle like an Aberdeen China A Fund Series.

E.            Precedents for Relief

The Applicants note that the Commission has issued orders substantially similar to Applicants’ requested Order pursuant to an application substantially similar to the present Application, and subject to substantially similar conditions as proposed in this Application, to permit investments by registered investment companies in a private fund that is designed to facilitate investment in China A Shares and which may be deemed to be an affiliated person, or an affiliated person thereof, of the investing registered investment companies. See In the Matter of William Blair & Company, L.L.C., et al., Investment Company Act Release Nos. 30285 (Nov. 29, 2012) (Notice) and 30314 (Dec. 21, 2012) (Order) (“William Blair”). The Application differs from the William Blair application in the following primary respects, each of which Applicants seek to address in the manner indicated: (i) Applicants note that the Aberdeen China A Fund Series will be allocated quota from AAMAL through its existing RQFII license and quota, or in the future from another Adviser should another adviser be granted an RQFII or QFII license, rather than applying for its own license, which presents very similar issues and concerns to those presented in the William Blair application where the private fund designed to facilitate investment in China A Shares was applying for a license and quota in its and its adviser’s name; (ii) RQFII Program — Applicants anticipate that the Aberdeen China A Fund Series will invest in a broader array of available investments (e.g., Chinese fixed income securities), in light of the liberalized terms of the PRC’s RQFII/QFII programs, but do not believe that this raises issues materially different from the issues addressed in the William Blair application; (iii) Tax Matters Partner Investment - unlike William Blair, AAMI anticipates making a nominal investment in the Initial Aberdeen China A Fund in order to serve as tax matters partner, but will invest on the same basis as others and will acquire Interests having rights, duties and obligations that are identical in all respects to Interests purchased by other investors in the Initial Aberdeen China A Fund; (iv) Applicants include both open-end and closed-end investment companies, but do not believe that the inclusion of closed-end investment companies raises issues materially different from the issues raised in William Blair; and (v) Applicants include a request for relief for Sub-Advised Funds, but believe that the inclusion of Sub-Advised Funds does not raise issues materially different from the issues raised in William Blair as, pursuant to condition 10 of this Application,  any Unaffiliated Manager would be required to contractually agree to comply with the applicable conditions of this Application as a prerequisite to a Sub-Advised Fund’s reliance on the requested Order.

IV.          CONDITIONS FOR RELIEF

Applicants agree that any order granting the requested relief will be subject to the following conditions:

1.             The Funds’ investments in Interests of an Aberdeen China A Fund Series will be undertaken only in accordance with the Funds’ stated investment restrictions and will be consistent with their stated investment policies.

2.             The Advisers, their affiliated persons and Unaffiliated Managers will receive no advisory fee from an Aberdeen China A Fund Series in connection with the Funds’ investment in the Aberdeen China A Fund Series. The Advisers, their affiliated persons and Unaffiliated Managers will receive no commissions, fees, or other compensation (except for administrative and/or transfer agent fees that are paid in accordance with condition 3 as described in this Application) from a Fund or an Aberdeen China A Fund Series in connection with the purchase or redemption by the Funds of Interests in the Aberdeen China A Fund Series. Interests of an Aberdeen China A Fund Series will not be subject to a sales load, redemption fee, distribution fee or service fee, except that the Aberdeen China A Fund Series will have the discretion to impose a redemption fee in accordance with applicable law or regulation for the purpose of offsetting brokerage, tax or other costs.  If a redemption fee is charged by an Aberdeen China A Fund Series, such fee will be limited in accordance with the then-current requirements of the Commission applicable to management investment companies offering redeemable securities as if the Aberdeen China A Fund Series were an open-end investment company registered under the 1940 Act.

3.             Administrative fees and transfer agent fees will be paid by an Aberdeen China A Fund Series used by the Funds to an Adviser,  Aberdeen Affiliate or Unaffiliated Manager only upon a determination by each Fund’s Board, including a majority of its Independent Board Members, that the fees are (i) for services in addition to, rather than duplicative of, services rendered to the Funds directly and (ii) fair and reasonable in light of the usual and customary charges imposed by others for services of the same nature and quality. If such determination is not made by a Fund’s Board, the Fund’s Adviser will reimburse to that Fund the amount of any administrative fee and transfer agent fee borne by that Fund as an investor in the Aberdeen China A Fund Series.

4.             Each Fund will treat its entire investment in an Aberdeen China A Fund Series as an investment that is not liquid for purposes of any applicable rules or guidance of the Commission or its staff regarding the management of liquidity. For example, under current guidelines, each Fund that is an open-end fund must not purchase an illiquid security if, as a result, more than 15% of its net assets would be invested in illiquid assets, which for purposes of the requested relief include any investments in an Aberdeen China A Fund Series. In addition, each Fund will, at all times, limit its holdings in the Aberdeen China A Fund Series to no more than 15% of its net assets.

5.             Each Fund’s Board, including a majority of the Independent Board Members, will determine initially and no less frequently than annually that the Fund’s investment in the Aberdeen China A Fund Series is, and continues to be, in the best interests of the Fund and the Fund’s shareholders. As part of this determination, each Fund’s Board will consider the custody arrangements for the Aberdeen China A Fund Series’ foreign securities (under Rule 17f-5) and the bonding arrangements in place for certain of the Aberdeen China A Fund Series’ officers and employees (under Rule 17g-1).

6.             The Advisers will make the accounts, books and other records of each Aberdeen China A Fund Series available for inspection by the Commission staff and, if requested, will furnish copies of those records to the Commission staff.

7.             Each Aberdeen China A Fund Series will comply with the following sections of the 1940 Act as if the Aberdeen China A Fund Series were an open-end management investment company registered under the 1940 Act, except as noted: Section 9; Section 12 (except that each Aberdeen China A Fund Series shall be permitted to sell Interests to Funds in excess of the limits set out in Section 12(d)(1)(B)); Section 13 (the Interests issued by the Aberdeen China A Fund Series will be regarded as voting securities under Section 2(a) (42) of the 1940 Act for purposes of applying this condition and the offering memorandum utilized by the Aberdeen China A Fund Series to offer and sell Interests will be regarded as a registration statement for purposes of applying this condition); Section 17(a) (except as described herein); Section 17(d) (except as described herein); Section 17(e); Section 17(f); Section 17(h), Section 18 (the Interests issued by the Aberdeen China A Fund Series will be regarded as voting securities under Section 2(a)(42) of the 1940 Act for purposes of applying this condition); Section 21; Section 36; and Sections 37-53. In addition, the Aberdeen China A Fund Series will comply with the Rules under Section 17(f)(49) and Section 17(g) of the 1940 Act, and Rule 22c-1 under the 1940 Act as if the Aberdeen China A Fund Series were an open-end management investment company registered under the 1940 Act. This condition 7 will apply only to Aberdeen China A Fund Series in which a Fund has invested; this condition 7 will not apply to Aberdeen China A Fund Series invested in exclusively by Other Accounts except insofar as necessary for the Aberdeen China A Fund Series invested in by a Fund to comply with this condition.

The Advisers will adopt procedures designed to ensure that each Aberdeen China A Fund Series complies with the aforementioned Sections of the 1940 Act and Rules under the 1940 Act. The Advisers will periodically review and periodically update as appropriate such procedures and will maintain books and records describing such procedures, and maintain the records required by Rules 31a-1(b)(1), 31a-1(b)(2)(ii) and 31a-1(b)(9) under the 1940 Act. In addition, in connection with the determination required by condition 5 above, the Advisers will provide annually to each Fund’s Board a written report about the Advisers’ and the Aberdeen China A Fund Series’ compliance with this condition.

All books and records required to be made pursuant to this condition will be maintained and preserved for a period of not less than six years from the end of the fiscal year in which any transaction occurred, the first two years in an easily

(49)  The Applicants note that they will operate each Aberdeen China A Fund Series such that Rule 17f-1, Rule 17f-2, and Rule 17f-3 will not be applicable to it.

accessible place, and will be subject to examination by the Commission and its staff.

For purpose of implementing condition 7, any action that the above-referenced statutory and regulatory provisions require to be taken by the directors, officers and/or employees of a registered investment company will be performed by AAMI (or its successor)(50) as the managing member of the Commingled LLC, except to the extent that this Application requires the Funds’ Boards to exercise oversight or take action with respect to the Aberdeen China A Fund Series as an extension of such Boards’ duties to the Funds.

8.             To engage in Cross Transactions, the Funds will comply with Rule 17a-7 under the 1940 Act in all respects other than the requirement that the parties to the transaction be affiliated persons (or affiliated persons of affiliated persons) of each other solely by reason of having a common investment adviser or investment advisers which are affiliated persons of each other, common officers, and/or common directors, solely because a Fund and Other Vehicle might become affiliated persons within the meaning of Section 2(a)(3)(A), (B) or (C) of the 1940 Act because of their investments in an Aberdeen China A Fund Series.

9.             An Aberdeen China A Fund Series in which a Fund invests will not engage in leverage or borrow except that an Aberdeen China A Fund Series may borrow in amounts not exceeding 5% of its total assets for temporary or emergency purposes or for the clearance of transactions, but not for speculative investment purposes, and may pledge its assets to secure such borrowings.

10.          A Sub-Advised Fund may not invest in an Aberdeen China A Fund Series in reliance on the requested Order unless the Sub-Advised Fund’s Unaffiliated Manager has executed an agreement with the Aberdeen China A Fund Series stating that the Unaffiliated Manager understands the terms and conditions of the requested Order and agrees to comply with conditions 1, 2, 3, 4, 5 and 8 of the requested Order.

V.            CONCLUSION

For the foregoing reasons, Applicants submit that the terms of the proposed transactions, as set forth in this Application, will be reasonable and fair, will be consistent with the protection of  investors and will not involve overreaching by any person concerned, are appropriate in the public interest, and are consistent with the purposes fairly intended by the policies and provisions of the 1940 Act. Accordingly, the Applicants respectfully request, pursuant to Sections 6(c) and 17(b) of the 1940 Act, that the Commission, at the earliest practicable date, issue an Order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a)(1) and (2) of the 1940 Act, and pursuant to Section 17(d) of the 1940 Act and Rule 17d-1 under the 1940 Act.

VI.          PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is 1735 Market Street, 32nd Floor, Philadelphia PA 19103. Applicants further state that all communications or questions should be directed to Lucia Sitar 1735 Market Street, 32nd Floor, Philadelphia PA 19103, with copies to Rose DiMartino, Willkie Farr & Gallagher LLP, 787 Seventh Avenue, New York, NY 10019, 212-728-8215 and William Farrar, Sullivan & Cromwell LLP, 125

(50)  See supra, footnote 1.

Broad Street, New York, New York  10004-2498, 212-558-4000.

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of such Applicant is fully authorized to do so, that under the provisions of the Trust’s Declaration of Trust and Amended and Restated By-Laws, responsibility for the management of the affairs and business of the Trust is vested in its Board of Trustees, that by resolution duly adopted and attached to this Application as Exhibit A-1, the Board of Trustees of the Trust has authorized any officer of the Trust to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, that under the provisions of GCH’s Articles of Incorporation and Amended and Restated By-Laws, responsibility for the management of the affairs and business of GCH is vested in its Board of Directors, that by resolution duly adopted and attached to this Application as Exhibit A-2, the Board of Directors of GCH has authorized any officer of GCH to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto, and that the undersigned officer of each Adviser is fully authorized under each Adviser’s charter documents to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto. Applicants state that the authorizations described above remain in effect as of the date hereof and are applicable to the individuals who have signed this Application. Applicants further state that each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1, B-2 and B-3 hereto. Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

[SIGNATURE PAGE FOLLOWS]

Respectfully submitted,

ABERDEEN ASSET MANAGEMENT INC.

By:	/s/ Lucia Sitar

Name:	Lucia Sitar

Title:	Vice President

ABERDEEN ASSET MANAGEMENT ASIA LIMITED

By:	/s/ Nicholas Hadow

Name:	Nicholas Hadow

Title:	Director

ABERDEEN ASSET MANAGERS LIMITED

By:	/s/ Gordon Brough

Name:	Gordon Brough

Title:	Authorised Signatory

ABERDEEN FUNDS

By:	/s/ Lucia Sitar

Name:	Lucia Sitar

Title:	Vice President

ABERDEEN GREATER CHINA FUND, INC.

By:	/s/ Lucia Sitar

Name:	Lucia Sitar

Title:	Vice President

EXHIBIT INDEX

Sequential Page Number
A-1	Authorizing Resolutions of the Aberdeen Funds	A-1
A-2	Authorizing Resolutions of Aberdeen Greater China Fund, Inc.	A-2
B-1	Verification of Aberdeen Asset Management Inc. Pursuant to Rule 0-2(d)	B-1
B-2	Verification of Aberdeen Asset Management Asia Limited Pursuant to Rule 0-2(d)	B-2
B-3	Verification of Aberdeen Asset Managers Limited Pursuant to Rule 0-2(d)	B-3

EXHIBIT A-1

OFFICER’S CERTIFICATE

OF

ABERDEEN FUNDS

I, Megan Kennedy, certify that I am Vice President and Secretary of Aberdeen Funds, an open-end management investment company formed as a statutory trust under the laws of the state of Delaware (the “Trust”) and that as such, I am authorized to execute this certificate on behalf of the Trust.  I do hereby certify that the Board of Trustees of Aberdeen Funds approved the following resolutions on June 15, 2016:

WHEREAS, Management has recommended that certain series of the Trust invest in a newly-formed private fund vehicle, the Aberdeen China A Share Equity Fund (the “China A Fund”), which would hold primarily class A Shares of companies whose securities are listed on Chinese Stock Exchanges and other direct investments in China; and

WHEREAS, without an exemptive order from the Securities and Exchange Commission (“SEC”), investments in the China A Fund may otherwise be prohibited under Sections 17(a) and (d) of the Investment Company Act of 1940, as amended (“1940 Act”), and Rule 17d-1 thereunder; now, therefore be it

RESOLVED, that the officers of the Trust, be, and they hereby are, authorized and directed to prepare and file with the SEC an application for an exemptive order, and any amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting certain affiliated and joint transactions; and it is further

RESOLVED, that the officers of the Trust be, and they hereby are, authorized and directed, for and on behalf of the Funds, to take any other actions necessary and execute all documents which they may deem necessary or appropriate to effectuate the foregoing resolutions and to carry out the purposes thereof.

Dated: March 16, 2018

By:	/s/ Megan Kennedy
Name:	Megan Kennedy
Title:	Vice President and Secretary

EXHIBIT A-2

OFFICER’S CERTIFICATE

OF

ABERDEEN GREATER CHINA FUND, INC.

I, Megan Kennedy, certify that I am Vice President and Secretary of Aberdeen Greater China Fund, Inc., a closed-end management investment company formed as a corporation under the laws of the state of Maryland (the “Fund”) and that as such, I am authorized to execute this certificate on behalf of the Fund.  I do hereby certify that the Board of Directors of Aberdeen Greater China Fund, Inc. approved the following resolutions on June 14, 2016:

WHEREAS, Management has recommended that the Aberdeen Greater China Fund, Inc. (the “Fund”) invest in a newly-formed private fund vehicle, the Aberdeen China A Share Equity Fund (the “China A Fund”), which would hold primarily class A Shares of companies whose securities are listed on Chinese Stock Exchanges and other direct investments in China; and

WHEREAS, without an exemptive order from the Securities and Exchange Commission (“SEC”), investments in the China A Fund may otherwise be prohibited under Sections 17(a) and (d) of the Investment Company Act of 1940, as amended (“1940 Act”), and Rule 17d-1 thereunder; now, therefore be it

RESOLVED, that the officers of the Fund, be, and they hereby are, authorized and directed to prepare and file with the SEC an application for an exemptive order, and any amendments thereto, requesting an order pursuant to Sections 6(c) and 17(b) of the 1940 Act that would grant an exemption from Section 17(a) and Section 17(d) of the 1940 Act and Rule 17d-1 thereunder, permitting certain affiliated and joint transactions; and it is further

RESOLVED, that the officers of the Fund be, and they hereby are, authorized and directed, for and on behalf of the Fund, to take any other actions necessary and execute all documents which they may deem necessary or appropriate to effectuate the foregoing resolutions and to carry out the purposes thereof.

Dated: March 16, 2018

By:	/s/ Megan Kennedy
Name:	Megan Kennedy
Title:	Secretary and Vice President

EXHIBIT B-1

ABERDEEN ASSET MANAGEMENT INC.

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that I have duly executed the attached Application dated March 16, 2018 for and on behalf of Aberdeen Asset Management Inc. and I am Vice President of such company; and that all action by principals and other bodies necessary to authorize me to execute and file such instrument has been taken. I further state that I am familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of my knowledge, information and belief.

By:	/s/ Lucia Sitar
Name:	Lucia Sitar
Title:	Vice President

EXHIBIT B-2

ABERDEEN ASSET MANAGEMENT ASIA LIMITED

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that he or she has duly executed the attached Application dated March 16, 2018 for and on behalf of Aberdeen Asset Management Asia Limited and that he or she is director of such company; and that all action by principals and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he or she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his or her knowledge, information and belief.

By:	/s/ Nicholas Hadow
Name:	Nicholas Hadow
Title:	Director

EXHIBIT B-3

ABERDEEN ASSET MANAGERS LIMITED

VERIFICATION PURSUANT TO RULE 0-2(d)

The undersigned states that I have duly executed the attached Application dated March 16, 2018 for and on behalf of Aberdeen Asset Managers Limited and I am an authorized signatory of such company; and that all action by principals and other bodies necessary to authorize me to execute and file such instrument has been taken. I further state that I am familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of my knowledge, information and belief.

By:	/s/ Gordon Brough
Name:	Gordon Brough
Title:	Authorised Signatory